SONS OF GWALIA LTD
ABN 46 008 994 287

03 OCT 23 AM 7:21

GWALIA

8 October, 2003
1261:tcl

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

03032850

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

DATE OF RELEASE	DETAILS
8 October 2003	Media Release – September 2003 Quarterly Results
8 October 2003	September 2003 Activities Report
30 September 2003	2003 Full Year Financial Accounts
30 September 2003	2003 Concise Annual Report
23 September 2003	Presentation to 2003 Denver Gold Forum
22 August 2003	Amendment to June 2003 Preliminary Results Presentation
19 August 2003	June 2003 Preliminary Results Presentation
19 August 2003	June 2003 Preliminary Final Report
19 August 2003	Media Release – June 2003 Preliminary Final Report
5 August 2003	Presentation to 2003 Diggers & Dealers Mining Forum
17 July 2003	Media Release – June 2003 Quarterly Results
17 July 2003	June 2003 Activities Report
1 July 2003	Results of Restructuring and Strategic Review
11 June 2003	Presentation to North American and European Investors

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

for **Peter Lalor**
Executive Chairman

dw 10/27

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271

MEDIA Release

GWALIA

OCT 23 AM 7:21

8 October 2003

FURTHER ENCOURAGING RESULTS FROM SONS OF GWALIA'S GOLD DIVISION

Sons of Gwalia Ltd. ("the Company") today released its Quarterly Report for the period ended 30 September 2003.

Highlights from the Quarterly Report were:

ABOVE BUDGET GOLD PRODUCTION OF 156,061 FINE OUNCES AND ENCOURAGING COSTS OF PRODUCTION OF $415 PER OUNCE.

The Company's Gold Division generated a cash margin of **$170 per ounce** from a sale price received during the quarter of **$585 per ounce**.

The Company also said that gold production for the last two quarters totalled **325,021 fine ounces** with average cash costs for both quarters of **$412 per ounce**.

FIVE YEAR GOLD PLAN ESTIMATES GOLD PRODUCTION AVERAGING IN EXCESS OF 500,000 OUNCES PER YEAR OVER THE LIFE OF THE PLAN

The Company said that its gold production for the next five years envisages annual production in excess of 500,000 ounces a year for the first four years of the life of the Plan and an average of over 500,000 ounces per year over the life of the Plan.

Cash costs are estimated to average between $420 and $435 per ounce and the Company said that it would endeavour to reduce these costs over the life of the Plan by implementation of its new Operating Model, Business Improvement programmes and ongoing exploration.

The Company said that it had also increased its estimated gold production for the 2003-2004 financial year by 20,000 ounces to **520,000 - 530,000 ounces**.

EXPLORATION AND RESOURCE DEVELOPMENT CONTINUES

The development of the South Pit Extensions ramp and the North Decline at the Marvel Loch gold mine progressed well during the quarter.

The Company said that a major drilling programme from the North Decline at Marvel Loch will commence in the December quarter to delineate resources to 500 metres below surface of the mine.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

TANTALUM PRODUCTION AND SALES MEET BUDGET ESTIMATES

Tantalum reserves marginally increased to in excess of 108 million lbs. Ta_2O_5, representing in excess of a 30 year mine life at present production rates.

Tantalum production for the quarter was 536,619 lbs. and sales of 408,027 lbs. were both in line with the Company's operational budget and existing tantalum contracts and reflects normal seasonal variations in sales within the year.

The Company confirmed tantalum sales for the 2003-04 year of 2.1 million lbs.

For more information please contact:

Peter Lalor, Executive Chairman
David Paull - General Manager, Business Development & Marketing
Stephen Thomas - Manager - Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

REPORT ON ACTIVITIES
For The Quarter Ended 30 September 2003

HIGHLIGHTS

GOLD

- Gold production for the quarter was 156,061 fine ounces, exceeding forecast estimates and 2003-04 gold production forecast increased by 20,000 ounces to 520,000 – 530,000 ounces.
- Gold cash costs for the quarter averaged $415 per ounce.
- Average sale price received for the quarter was $585 realising a cash margin of $170 per ounce.
- Gold production for the last two quarters totalled 325,021 fine ounces with average cash costs for both quarters of $412 per ounce.
- The Company's gold production plan for the next five years envisages annual production of in excess of 500,000 ounces a year over the first four years of the life of the plan.

ADVANCED MINERALS

- Tantalum production for the quarter of 536,619 lbs.
- Quarterly tantalum contracted sales of 408,027 lbs, in line with existing contracts.
- Tantalum sales for the 2003-04 full year estimated at 2.1 million lbs.
- Tantalum inventory and work in progress being increased in line with previous forecasts and to replenish the significant reduction in inventory in the June 2003 quarter.

EXPLORATION AND RESOURCE DEVELOPMENT

- Development of the South Pit Extension Ramp and the North Decline at Marvel Loch continued during the quarter.
- Exploration drilling from the North Decline at Marvel Loch will commence in the December quarter.
- Scoping Study for the Gwalia Deeps Decline Extension model in progress.
- Tarmoola Mine longer term plan and additional drilling progressed.
- Yilgarn Star Premier Deeps drilling reported 3 metres @ 61.1 g/t gold and 6 metres @ 30 g/t gold and a diamond hole 150 metres south of the mine intersected 6 metres @ 45 g/t gold (true width 3 metres).

CORPORATE

- Restructuring of the Gold Division and Head Office and the introduction of the new Operating Model continued to be implemented during the quarter.
- Ore reserves and resources published as at 30 June 2003. Gold reserves are 3.2 million ounces after production for the 2002-03 financial year. Tantalum reserves marginally increased to in excess of 108 million lbs Ta_2O_5.

EXECUTIVE CHAIRMAN'S COMMENTS

The September 2003 quarter was an encouraging one for the Company with strong operational results from the Gold Division and the Advanced Minerals Division meeting operational budgets and sales targets.

Gold production for the quarter was 156,061 ounces. This exceeded budgetary targets, and was produced at a cash cost of $415 per ounce.

The September quarter produced encouraging and consistent results from the Gold Division. The cash costs of production reflect a better operational performance, increased focus on the key operations and the ongoing programmes of business improvement being conducted under the new Operating Model.

Gold production for the 2004 financial year is now estimated to increase by approximately 20,000 ounces to be between 520,000–530,000 ounces.

The Company's Five Year Gold Plan has been finalised and is included in this report. It indicates gold production of in excess of 500,000 ounces per year for the first four years of the Plan. The cash costs of production, over the life of the Plan, are forecast to reduce significantly as against last year. The Company has set itself a target of reducing these costs by implementing a number of improvement programmes over the next twelve months.

Tantalum production and sales both met budgetary targets. In the previous quarter, the Company significantly reduced its tantalum inventories to very low levels. As previously advised, these are being gradually increased during the quarter under review, and the next quarter, in line with the Company's commitment to the tantalum industry to maintain reasonable inventory levels.

The Company has significantly reduced the size of its gold and foreign exchange hedge books over the past six months. No transactions of consequence took place in the September quarter.

The quarterly report for the period ended 30 September 2003 continues the encouraging and consistent results from the Company's Gold Division.

Peter Lalor
Executive Chairman
8 October 2003

GOLD OVERVIEW

PRODUCTION

Gold production for the September quarter totalled 156,061 fine ounces. Gold was produced at an average cash cost of $415 per ounce and sold at $585 per ounce. This returned a cash margin of $170 per ounce. The average spot price for the quarter was $551 per ounce and the spot price at the date of this report is $545 per ounce.

The Gold Division generated positive cashflow after deductions of all capital, mine development and exploration expenditure.

SONS OF GWALIA EQUITY GOLD PRODUCTION					
Operation	**Tonnes Milled**	**Head Grade (g/t)**	**Production ounces**	**Cash Cost/oz**	**Total Cost/oz**
Leonora Operations					
Sons of Gwalia Operations					
Gwalia Underground	84,807	4.22	10,408		
Gwalia Stockpile	375,194	1.45	16,160		
Tarmoola Operations					
Tarmoola OC	803,572	1.34	32,592		
Jasper Stockpile	155,812	0.75	3,554		
LEONORA REGION	**1,419,385**	**1.48**	**62,714**	**420**	**495**
Southern Cross Region					
Marvel Loch Open Cut	302,511	2.33	21,511		
Golden Pig HG	61,124	7.72	14,408		
Yilgarn Star HG	-	-	453		
Blue Haze	3,881	10.37	1,249		
Cornishman (51%)	87,568	2.87	7,673		
Sundry	14,584	7.20	3,413		
SOUTHERN CROSS REGION	**469,668**	**3.35**	**48,707**	**450**	**583**
South Laverton Region					
Carosue Dam					
Karari	203,493	1.63	10,632		
Luvironza	333	0.89	9		
Monty's Dam	67,888	1.98	4,114		
Twin Peaks	279,885	3.03	26,314		
Safari Bore	59,486	1.87	3,571		
SOUTH LAVERTON REGION	**611,085**	**2.33**	**44,640**	**370**	**495**
TOTAL GOLD PRODUCTION	**2,500,138**	**2.04**	**156,061**	**415**	**522**

NOTE:

(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

(c) The Sons of Gwalia equity accounted Southern Cross Region production of 48,707 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture.

FIVE YEAR GOLD PLAN

The Company produces gold from three key gold regions at Southern Cross, Leonora and South Laverton in Western Australia.

Gold production for the 2003-04 financial year is now estimated to increase by 20,000 ounces to between 520,000 and 530,000 ounces.

The Company envisages annual gold production, for the next five years commencing 2003-04, at an average of in excess of 500,000 ounces per annum although production in excess of that figure will vary from year to year.

Cash costs per ounce of production are estimated to average $420 - $435 per ounce. Ongoing efforts will be made to reduce these costs during the life of the Plan, by implementation of the new Operating Model, business improvement programmes and by a commitment to exploration seeking both increases in ore reserves and higher grade ore supplies.

Operational cashflow from the Plan will comfortably fund all planned capital and mine development expenditure over the life of the Plan.

At Southern Cross, the principal ore source over the life of the Plan will be from the Marvel Loch open cut and underground and from the Golden Pig Mine.

Primary ore sources at South Laverton include Safari Bore, Deep South and the Red October mine.

At Leonora, the model for the Tarmoola Mine includes the Tarmoola Mine, Kailis and Stockpiles.

Potential future production from Gwalia Deeps and Gwalia Intermediates has not been included in the Plan. Previous studies suggest that Gwalia Deeps could produce up to 150,000 ounces per annum for 8-10 years.

FIVE YEAR GOLD PRODUCTION SUMMARY

Operation		**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Total**
Leonora	*(ozs)*	160,000	150,000	155,000	75,000	-	540,000
Southern Cross	*(ozs)*	185,000	215,000	230,000	250,000	275,000	1,155,000
South Laverton	*(ozs)*	180,000	190,000	165,000	175,000	125,000	835,000
Total		**525,000**	**555,000**	**550,000**	**500,000**	**400,000**	**2,530,000**

NOTE:

(i) The above production from Southern Cross excludes Troy Resources NL's share of the Cornishman Joint Venture.

LEONORA REGION


THUNDERBOX
N
25
kilometres
TARMOOLA
CARDINIA
KAILIS
TOWER HILL
SONS OF GWALIA
Leonora
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Production for the quarter from the Sons of Gwalia and Tarmoola operations was 62,714 fine ounces at a cash cost of $420 per ounce.

Production for the 2003-04 financial year is estimated to be approximately 160,000 ounces.

Sons of Gwalia Mine

Production for the quarter was 26,568 fine ounces exceeding budget due to better than estimated grade of the stockpiles.

Underground production to a depth of 375 metres was completed during the quarter with the mine placed on care and maintenance while the Gwalia Deeps review is in progress.

The milling facilities will continue to process stockpiles until the end of the December 2003 quarter. The mill facility will then be placed on care and maintenance.

Gold production for the December quarter is estimated at approximately 7,000 fine ounces.

Tarmoola Operations

Gold production for the quarter from the Tarmoola Operation was 36,146 fine ounces.

Gold production for the quarter was predominantly sourced from the granite hosted mineralisation within the North 5 South pit. This mineralisation is the northern extension of the Canyon Granite resource.

Drilling of the granite hosted mineralisation within the pit is continuing with the objective of improving and extending the current life of mine plan in conjunction with geotechnical studies of the pit and studies into refining the Tarmoola process plant to increase throughput.

LEONORA REGION – DEVELOPMENT

Tarmoola Canyon Granites Drilling Programme

During the quarter, resource modelling and mine planning continued with the objective of optimising these resources into an economic mine plan and model. Additional drilling will also be carried out in the December quarter in areas of the pit which indicate potential for further mineralisation.

Gwalia Deeps

The development of Gwalia Deeps is being reviewed with particular focus on extending the existing decline from its depth of 375 metres to the top of the Deeps at approximately 1,000 metres.

A Decline Extension has the advantage of less capital and less time to achieve the necessary depth than a vertical shaft. In addition, technical improvements relating to decline haulage have improved the economics of this alternative.

Possible production from Gwalia Intermediate reserves in combination with the development of the decline is being investigated to determine its ability to contribute to the cost of the decline. The scoping study is in progress and will be completed during the December 2003 quarter.

Kailis [28 km south of Tarmoola]

Resource modelling and mine planning has been completed on the drilling to date at Kailis and has indicated a production profile of approximately 100,000 ounces.

Potential for extensions to the mineralisation at Kailis, both along strike and at depth are planned to be drilled during the December Quarter.

LEONORA REGION – EXPLORATION

Tarmoola Regional Project

The Canyon Granites drilling programme which tested the saddle area between the north and south pits within the Tarmoola open cut mine, has been completed. The aim of the programme was to define economic resources in granite hosted mineralisation in this area, mainly up to 50 metres below the pit floor. Final drilling results (greater than 20 gram x metres) received during the quarter included:

Hole ID	Depth (m)	Interval (m)	Grade
TARC3617	58	5	8.61
TARC3618	1	17	2.94
TART3629	40	6	4.40
TARC3632	2	31	1.48
TARC3637	23	16	4.19
TARC3637	95	10	4.72
TARC3646	102	8	3.20
TARC3650	102	14	2.66

Some of the resources defined in the Canyon Granites drilling programme have been incorporated with existing adjacent resources into the resource model and mine plan which forms the basis for forecast gold production.

Mine exploration work within the Tarmoola pit is now focussed on defining further economic resources within and adjacent to the pit, which could be incorporated into a larger pit concept.

Work also continued on the Tarmoola Granites project, which is investigating the potential of the area around Tarmoola to host further granite rélated gold deposits. This includes the Lancelot and Rainbow Prospects. Work included database compilation, re-logging and mapping to generate a detailed geological framework for the area. The target definition phase of this programme will be completed in the December quarter with drilling programmes to follow.

SOUTHERN CROSS REGION


Bullfinch
SOUTHERN CROSS JV
GOLDEN PIG
Southern Cross
CORNISHMAN
Westonia
MARVEL LOCH
HERCULES
YILGARN STAR
BOUNTY
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Southern Cross Operations

Production for the quarter was 56,080 fine ounces at a cash cost of $450 per ounce.

The Company's share of production of 48,707 ounces reflects the contribution of 51% of Cornishman as part of the Troy Joint Venture. Throughput was maintained at approximately 2.3 million tonnes per annum.

The Company's share of forecast production for the 2003-04 financial year is 185,000 fine ounces.

Marvel Loch

Performance of the Marvel Loch Pit continues to improve now that mining is below the depth of the previous open pit together with a diminishing impact from previous underground workings.

Golden Pig Underground

The Golden Pig underground is continuing to meet, or exceed, forecasts having produced an excellent 61,124 tonnes @ 7.72 g/t gold for the quarter.

Yilgarn Star Underground

Production from underground ceased at the end of April following the mining to the No. 17 level at a depth of 480 metres. The mine has been placed on care and maintenance while a geological reassessment and mine feasibility studies are completed relating to the Premier Deeps project.

Cornishman Open Pit (51%)

Recovered grade from mining has been lower than expected. This has impacted on cash costs and prompted ongoing technical reviews to improve grade and reduce costs. Mining is however expected to be completed during the March 2004 quarter. Large stockpiles have been established which will be depleted over the balance of the financial year.

SOUTHERN CROSS REGION – DEVELOPMENT

Marvel Loch Underground Development and South Pit Extension Ramp


South
North
South Pit
Centre Pit
North Pit
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
CURRENT PIT (April '03)
South Pit Extension Ramp
Tunnel Portal
BASE OF CONVENTIONAL OPEN PIT
North Decline
FINAL PIT (Tunnel Pit)
Limit of Resource Modelling
0m
250m
500m
750m
Target
Target
Target
Target
16m@31.10g/t Au
12m@22.40g/t Au
5m@18.70g/t Au
8.2m@6.20g/t Au
250m
gxm Gold
1 - 2
2 - 5
5 - 15
15 - 30
>30

The development of the South Pit Extension Ramp continued with 1,100 metres completed. The first cross cut from the South Pit Extension Ramp to access the current pit floor is nearing completion.

During the quarter, the North Decline from the South Pit Extension Ramp commenced. The North Decline will provide access to the Undaunted and other high grade lodes below the North pit with production due to commence at the end of 2003-04 financial year.

Yilgarn Star Premier Deeps

The Premier Deeps diamond drilling programme was completed. The drilling tested the extensions of the Premier Lode below the 17 level from 480 to 580 metres below the surface.

Final significant intercepts received included :-

Hole ID	Northing	Easting	RL	Dip	Depth From	Interval	Gold Grade
820/925N	10944	5787	1931	-45	188.0	3.0	61.1
820/1090N	11042	5787	1932	-41	253.0	6.0	30.0

SOUTHERN CROSS REGION – EXPLORATION

Marvel Loch Mine

A major drilling programme is being planned to delineate resources to 500 metres below surface at the Marvel Loch mine. The drilling will be accessed from the decline which is being developed from the South Pit Extension ramp to the lodes beneath North Pit. A detailed review of the geology and resources beneath the current mining operations is in progress to facilitate the design of the drilling programme which will commence in the December quarter and continue to the June quarter.

Golden Pig

Reconnaissance reverse circulation drilling has returned encouraging results from an area up to 150 metres north of the Golden Pig mine. Results included:

Hole ID	Depth (m)	Interval (m)	Grade
GPRC557	26.0	5.0	2.24
GPRCD562	133.4	12.7	3.28
GPRCD562	147.8	7.7	2.15
GPRCD563	133.0	1.0	10.40

Follow-up drilling is planned for the December quarter with the aim of extending the resources in the northern part of the mine into this area.

Yilgarn Star

An underground diamond drill hole returned an intersection of **6 metres at 45g/t gold** (3 metres true width) from an area 150 metres south of the mine about 500 metres below surface. There is very little drilling in this area up dip closer to the surface and at this depth. Geological compilation and analysis of information from around the southern part of the mine is in progress to aid in designing a follow-up drilling programme.

SOUTH LAVERTON REGION


Laverton Tectonic Zone
RED OCTOBER
SAFARI BORE
DEEP SOUTH
PORPHYRY
Haul Road
Keith-Kilkenny Tectonic Zone
TWIN PEAKS
ELLIOTS LODE
MONTY'S DAM
CAROSUE DAM
N
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Carosue Dam Operations

Production for the quarter was 44,640 fine ounces at a cash cost of $370 per ounce.

Forecast production for the 2003-04 financial year is 180,000 fine ounces.

Production for the quarter was sourced primarily from the Karari and Twin Peaks Open Pits.

Production for the December quarter will be from Twin Peaks and Safari Bore open pits.

SOUTH LAVERTON REGION – DEVELOPMENT

Red October

The current project has the potential to produce 450,000 tonnes at 10 g/t for approximately 150,000 ounces. The major ore lodes are open at depth.

A recently completed geological review has recommended additional drilling to improve the mine plan and this will be undertaken in the December quarter.

SOUTH LAVERTON REGION – EXPLORATION

Carosue Dam Mine Corridor

Reverse circulation and aircore drilling programmes are in progress to test several targets in the 25 kilometre-long Carosue Dam Mine Corridor, which encompasses the main zone of alteration hosting the six known gold deposits in the area.

Aircore drilling has returned encouraging results from an area six kilometres northwest of Twin Peaks, where a 160 metre wide zone of >1g/t gold anomalism was identified in altered intrusive rocks in a single drill traverse. There is no drilling for one kilometre north and two kilometres south of this traverse. At the Meroe prospect, one kilometre east of the Luvironza pit, aircore drilling has defined a >0.5g/t gold anomaly over a strike length of 600 metres associated with an altered contact between intrusive rocks and sediments.

Reverse circulation drilling is focussed on a number of targets previously defined by aircore drilling; results are pending.

Far East

Reverse circulation and diamond drilling is in progress to test a 700 metre by 300 metre gold anomaly previously defined by aircore drilling, 20 kilometres north of Carosue Dam. Results are pending.

ADVANCED MINERALS

PRODUCTION AND SALES

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	Unit	13 weeks ending 31.12.02	13 weeks ending 31.03.03	13 weeks ending 30.06.03	13 weeks ending 30.09.03	Rolling Annual Result
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	266,912	236,856	255,998	257,444	1,017,210
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	241,893	195,831	271,974	279,175	988,873
TOTAL TANTALUM PRODUCED		**508,805**	**432,687**	**527,972**	**536,619**	**2,006,083**
TOTAL TANTALUM SOLD		**477,610**	**540,463**	**656,633**	**408,027**	**2,082,733**
Tin						
- Produced	Tonnes	197	136	157	166	656
- Sold		184	151	185	126	646
Lithium / Spodumene						
- Produced	Tonnes	27,453	26,044	26,665	33,124	113,286
- Sold		37,322	28,245	34,242	21,531	121,340
Kaolin						
- Produced	Tonnes	-	-	-	45	45
- Sold		40	1,580	120	106	1,846
Murray Basin JV[a]						
- Rutile Produced	Tonnes	7,033	8,354	5,131	728	21,246
- Rutile Sold		6,197	11,910	1,208	10,944	30,259
- Zircon Produced	Tonnes	2,833	2,515	2,872	295	8,515
- Zircon Sold		1,498	2,327	2,915	1,596	8,336
- Ilmenite Produced	Tonnes	28,041	955	21,898	2,769	53,663
- Ilmenite Sold		-	30,105	20,117	64	50,286
TOTAL HM PRODUCED		**37,907**	**11,824**	**29,901**	**3,792**	**83,424**
TOTAL HM SOLD		**7,695**	**44,342**	**24,240**	**12,604**	**88,881**

(a) All figures are 100%.
(b) Ta figures include production from various tribute contracts.

ADVANCED MINERALS – SALES

The Company's tantalum sales of 408,027 lbs for the quarter were in line with its contractual arrangements and reflects normal seasonal variations in sales within the year.

Production and sales for the 2003-04 financial year are estimated to be approximately 2.2 million lbs and 2.1 million lbs respectively.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced 257,444 lbs of Ta_2O_5, 166 tonnes of tin and 33,124 tonnes of lithium concentrates during the quarter.

Lower throughput rates and the current reliance on low grade open cut ore at Greenbushes will continue to negatively impact on cash operating costs during the financial year.

Production and sales were both in line with budget estimates. The underground mine was maintained in a state of readiness to respond rapidly to any market upturns.

Full year lithium sales were excellent reflecting increased sales in the Asia Pacific Region.

Wodgina Mine

Wodgina produced 279,175 lbs of Ta_2O_5 during the quarter and operated at the planned production level to match off take requirements. Work in progress increased substantially. Recoveries were lower than previous quarters due to variable metallurgy in the ore feed.

Murray Basin Mineral Sands Joint Venture (50%)

Due to a build up of HMC stocks at Portland, production from Wemen was lower at 728 tonnes of rutile and 295 tonnes of zircon from the Cable Sands Mineral Separation Plant at Bunbury. Shipments of HMC to Bunbury have now commenced with production from the Bunbury plant expected to increase in the December quarter.

Sales included a 10,100 tonnes bulk shipment of rutile.

TANTALUM MARKET

The Company is the world's largest producer of tantalum currently providing in excess of 60% of the global demand.

Since 1990, the Company has sold its tantalum, in the form of concentrates, to its two major customers through long term contracts. These contracts have been in place continuously since 1990 and sales volumes have grown over the last thirteen years, to the current annual sales figure of 2.1 million lbs Ta_2O_5.

The long term contracts not only provide certainty, in terms of volumes and prices, to the Company but also have provided security of supply to the customer base and the end users of tantalum.

The current contracts, for both the Wodgina and Greenbushes Mines, run until 31 December 2005. It is anticipated that negotiations for contract extensions for the two mines will be completed prior to the end of March 2004.

Demand for tantalum has been curtailed since the beginning of the 2001-02 financial year due to the poor global economy and the lack of new investment in the electronics, information technology and telecommunication sectors. This, in turn, has impacted on spot prices which are currently low reflecting market conditions and powder inventory levels.

However, the Company's own research and that provided by its research consultants, indicate that demand for tantalum is steadily improving. Forecasts for sales of tantalum capacitor units are increasing for the balance of the 2003-04 calendar year and global forecasts for growth in the electronics sector generally are encouraging.

Whilst there is evidence of increasing demand for tantalum in capacitor use, the research indicates that there are still reasonable inventories of tantalum powder in the global market. The inventory levels of tantalum capacitors appear to have reached equilibrium in end markets.

Detailed sector usage of tantalum is also difficult to ascertain as the tantalum market and supply chain data lacks transparency.

On the tantalum ore supply side, there is little evidence of significant new supply and the Company's market share in the supply of tantalum raw materials now exceeds 60% of global supply.

Most evidence of increasing demand is taking place in the Asia Pacific Region with China also increasing its market share.

The Company has the capacity to produce 3 million lbs pa of tantalum with little new capital required. It is therefore in a strong position to maintain and grow its tantalum business over the longer term, when growth and new capital investment in the relevant economic sectors returns.

CORPORATE

Corporate Restructuring

The Company is in the process of appointing two new Executive General Managers who will be responsible for the Exploration and Resource Development and Operations respectively. The Company will also seek to appoint a Managing Director and review the structure and make up of the Board of Directors prior to the end of the calendar year.

Ores Reserves and Resources

During the quarter, the Company released its formal Ore Reserves and Resources statement to 30 June 2003, in its Annual Report which can be accessed on the Company's website.

FINANCE OVERVIEW

As at 30 September 2003, the Company had:

- cash and cash equivalent on hand of approximately A$25 million;
- US$170 million of private placement notes outstanding with an A$ value of A$251 million;
- A$ facilities drawn to $48 million (leaving available undrawn facilities of A$49 million).

HEDGING

The Company's hedging policies remain in place to secure the revenue streams for both the Gold and Minerals divisions through appropriately structured gold and foreign exchange hedging instruments.

From time to time opportunities will arise to simplify, better match or reduce the level of commitments as part of the overall risk management strategy and practices.

The current quarter continued to see reductions in both the gold and foreign exchange hedge books.

GOLD HEDGE BOOK

A summary of the hedge position at 30 September 2003 is as follows:

Sons of Gwalia Gold Hedging Summary				
		A$ Contracts	**US$ Contracts**	**Total**
Put Options	oz	1,923,168	Nil	1,923,168
Convertible Puts / Forwards	oz	273,760	Nil	273,760
Forward Sales	oz	879,565	82,400	961,965
Average Hedged Price/oz	$	585	368	-

In addition, the Company has granted 580,510 ounces in calls and 128,700 ounces in contingent calls. The contingent calls will only come into existence if the spot price exceeds A$540 at particular, specified dates in the future. Also outstanding at 30 September 2003 were 24,000 ounces in sold puts granted by the Company at a strike of US$380 per ounce. These puts potentially reduce the Company's hedging commitments at prices below US$380, as the Company would be obliged to purchase gold in settlement of each position.

The Company produced 156,061 ounces during the quarter, which it delivered into hedges at an average price of A$585 per ounce. The Company anticipates that production for the year will total approximately 520,000 - 530,000 ounces, which it targets to sell at A$590 - $600/ounce.

The mark to market value of the hedge and options book at 30 September 2003 was negative A$396 million. This calculation was based on a spot gold price of A$565 per ounce (US$382 gold price and A$/US$0.6759 exchange rate).

A table of the Company's gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

FOREIGN EXCHANGE

The current quarter saw the Company continue to reduce the size of its USD hedging commitments. This was achieved through a combination of delivering US$ revenues into hedge positions as they fell due as well as through contingent positions knocking-out out as a result of the higher spot exchange rate.

The Company will continue to seek opportunities to further reduce commitments or otherwise improve existing positions as part of the ongoing management of the overall hedge book.

A summary of the Company's foreign exchange hedge book at 30 September 2003 is presented below. All restructuring costs incurred to date are included in the average hedge rates shown:

	Hedging Commitments (US$ millions)			
	FY2004	**FY2005**	**FY2006**	**FY2007-09**
Hedging Commitments				
Forwards	63.0	4.0	44.1	248.1
Sold US$ Calls	15.4	25.0	-	34.0
Potential Commitments				
Sold Contingent US$ Calls(i)	38.4	187.6	84.6	-
Maximum Potential Hedging	116.8	216.6	128.7	282.1
Average Rate	0.6950	0.6900	0.7100	0.7050

(i) Contingent positions are structured so that if the A$/US$ spot rate is above the applicable barrier levels at specified dates in the future, each contingent position will no longer exist. The future delivery rates would therefore vary from the above table if and when these contingent positions no longer exist. The relevant amounts and barrier levels for this class of commitment are:

	Contingent Positions			
	Barrier level	**FY2004**	**FY2005**	**FY2006**
Sold amount (US$ millions)	0.57-0.59	10.0	76.0	20.0
Sold amount (US$ millions)	0.62-0.65	28.4	111.6	64.6

The mark to market value of the foreign exchange hedge and options book at 30 September 2003 was negative A$110 million. This calculation was based on a spot exchange rate of A$/US$0.6759.

There are no margin calls in relation to any of the Company's gold or foreign exchange hedging programmes.

GOLD HEDGING SCHEDULE AT 30 SEPTEMBER 2003

		2003/04	2004/05	2005/06	2006/07	Balance	Total
Forward Sales							
A$ denominated		183,458	229,550	129,850	66,595	270,113	879,566
ENRP		592	555	520	500	559	554
US$ denominated		45,000	37,400	0	0	0	82,400
ENRP		368	368	0	0	0	368
Put Options Purchased							
A$ denominated		157,000	275,125	450,250	404,606	636,188	1,923,169
ENRP		582	589	598	601	596	595
Convertible Puts							
A$ denominated		0	0	0	30,000	40,000	70,000
ENRP		0	0	0	640	595	614
Convertible Forwards							
A$ denominated		0	29,960	29,960	29,960	113,880	203,760
ENRP		0	600	600	600	606	604
Calls Sold							
A$ denominated		82,250	136,760	153,100	106,600	101,800	580,510
ENRP		552	575	561	559	575	565
US$ denominated		0	0	0	0	0	0
ENRP		0	0	0	0	0	0
Contingent Calls Sold							
A$ denominated		42,900	42,900	42,900	0	0	128,700
Strike		525	525	525	0	0	525
Trigger		540	540	540	0	0	540
GOLD PURCHASED							
Put Options Sold							
US$ denominated		0	0	24,000	0	0	24,000
ENRP		0	0	380	0	0	380
Committed ounces - A$ hedging	(i)	308,608	439,170	355,810	233,155	525,793	1,862,536
ENRP/Strike A$/oz		572	561	545	558	575	563
Committed ounces - US$ hedging	(i)	45,000	37,400	0	0	0	82,400
ENRP/Strike US$/oz		368	368	0	0	0	368
Uncommitted - A$ hedging	(ii)	157,000	275,125	450,250	404,606	636,188	1,923,169
ENRP/Strike A$/oz		582	589	598	601	596	595
Total committed/uncommitted	(iii)	510,608	751,695	806,060	637,760	1,161,980	3,868,103

ENRP is after allowing for gold lease rates at an average of 1.25% on 2,394,456 ounces. Of the remaining hedges, 1,043,195 ounces are hedged at fully fixed gold lease rates and 430,452 ounces are hedged on an indexed lease rate basis.

(i) Committed ounces comprise forward sales, convertible puts and forwards and sold calls

(ii) Uncommitted hedging comprises puts.

(iii) The mark-to-market value of the gold hedge book at 30 September 2003 was negative A$396 million.

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
C J Lalor	Executive Director – Services
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M D Bale	General Mgr, Minerals
P C Lockyer	Exec General Manager, Operations (Acting)
D A Paull	Exec General Mgr, Business Development and Marketing
S T Pearce	Exec General Mgr, Finance
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 166,757,188 shares.

Major Shareholders

Teck Cominco Limited
Franklin Templeton Group
Cabot Corporation
Goldman Sachs J B Were Group
Portfolio Partners Limited

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA

Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Registered and Principal Office

16 Parliament Place
West Perth WA 6005

Tel: (618) 9263 5555
Fax: (618) 9481 1271

Email: gwalia@sog.com.au
Website: www.sog.com.au

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000

Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
David Paull – Exec General Manager, Business Development and Marketing
Stephen Thomas – Manager, Investor Relations

This Report is also available on our website: www.sog.com.au

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000

Tel: (612) 9923 2446
Fax: (612) 9923 1130

Email: email@australiangold.org.au

GWALIA

SONS OF GWALIA LTD

DENVER GOLD FORUM
"The Value Emerging"

Presented by:
David Paull
Executive General Manager
Business Development & Marketing

23 September 2003

AGENDA

- Sons of Gwalia - Who We Are
- Gold Business
- Advanced Minerals Business
- Summing Up

SONS OF GWALIA LTD

SONS OF GWALIA - A DIVERSIFIED MINER

- The World's largest tantalum producer [>50% of market] and owner of ~70% of global reserves
- Third largest Australian Gold producer
- Trades ASX.SGW & ADR code SOGAY [5:1 ratio]
- Market Capitalisation US$325M [FX 0.65]
- Gold Production >500,000oz pa
- Member S&P/ASX 200 Index & FT Gold Index

SONS OF GWALIA LTD

KEY 2003 FINANCIAL RESULTS

Item	Statistic USD (FX @ 0.65)
Sales Revenue	$392.7 m
EBIT	$34.3 m
EBITDA	$76.5 m
Profit after Tax	$22.4 m
Significant Items after Tax	$6.0 m
Cashflow from Operations (pre Exploration/Interest)	$42.1 m
Net Debt / Debt + Equity	30.5 %

SONS OF GWALIA LTD

SGW SHARE PRICE MOVEMENT


A$ Closing Price
6
5
4
3
2
1
0
23-Aug-02
23-Sep-02
23-Oct-02
23-Nov-02
23-Dec-02
23-Jan-03
23-Feb-03
23-Mar-03
23-Apr-03
23-May-03
23-Jun-03
23-Jul-03
23-Aug-03

SONS OF GWALIA LTD

SONS OF GWALIA LTD

GOLD
3 regions
+500,000oz pa

ADVANCED MINERALS
2 Tantalum mines
2.1Mlbs Tantalum concentrates
122,000t Lithium minerals

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au


GOLD BUSINESS
SONS OF GWALIA LTD


A MATERIAL GOLD BUSINESS
WA
Leonora
South Laverton
Gold Bearing Regions
+25Mozs of gold discovered in SGW controlled tenements in these 3 regions
Southern Cross
0
500 km
SONS OF GWALIA LTD


WORLDWIDE GOLD PRODUCTION
Tonnes AU
700
600
500
400
300
200
100
0
WA 190
South Africa
USA
Australia
China
Russia
Indonesia
Peru
Canada
SONS OF GWALIA LTD


GOLD PRODUCTION
Ounces
600,000
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002
2003
2004 Forecast
Southern Cross
South Laverton
Leonora
2004 Cash Costs @ A$425/oz
SONS OF GWALIA LTD


GOLD RESERVES AND RESOURCES
Million Ounces
15.00
12.50
10.00
7.50
5.00
2.50
0.00
1998/99
1999/00
2000/01
2001/02
2002/03
Reserves (at June)
Resources (at June)
SONS OF GWALIA LTD


SOUTHERN CROSS REGION
Golden Pig
Cornishman
Marvel Loch
Yilgarn Star
Blue Haze
100km
Plant & Mine
Satellite Mine
SGW Tenements & JVs
Gondwana Alliance
Greenstone Belt
Granite
N
25km
5,000km² of prospective ground
Central 2.5Mtpa processing facility
Multiple open cut & under-ground ore sources
SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

SOUTHERN CROSS STRATEGY

- Securing cashflow from previous investments
- Improving quality by developing fewer higher margin deposits


217,019
Attributable 200,771ozs
210,000
Attributable 175,000ozs
200,000
150,000
100,000
50,000
0
Ounces
Cornishman
Blue Haze
Yilgarn Star
Golden Pig
Marvel Loch
2002/03
2003/04

SONS OF GWALIA LTD

MARVEL LOCH PROPOSED UNDERGROUND MINE Long Section


South
North
South Pit
Centre Pit
North Pit
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
Tunnel Portal
LIMIT OF RESOURCE MODELLING
16m@31.10g/t Au
12m@22.40g/t Au
5m@18.70g/t Au
8.2m@6.20g/t Au
250m
g/m Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30
250m
500m
750m

SONS OF GWALIA LTD

MARVEL LOCH MINE

- Comprehensive geological review underway
- Drilling from underground to extend reserves + 500m
- Second stage to drill to 750m
- Underground production initially 1Mtpa

SONS OF GWALIA LTD

SOUTH LAVERTON REGION


Sunrise Dam
Red October
Safari
Deep South
Porphyry
Haul Road
Twin Peaks
Monty Dam
Laverton Tectonic Zone
Carosue Dam
100km
Plant & Mine
Satellite Mine
Resource
Prospect
SGW Tenements
Greenstone Belt
Granite
N
25km

- 3,000km² tenements
- Large 2.3Mtpa mill
- Excellent opportunities to add value through satellite operations
  - Safari Bore
  - Deep South
  - Red October

SONS OF GWALIA LTD

SOUTH LAVERTON STRATEGY


200,000
150,000
100,000
50,000
0
Ounces
139,947
175,000
Lawlers
Monty's Dam
Karari
Twin Peaks
Safari
2002/03
2003/04

- Accumulation of large ground position complimented by infrastructure
- Development of Safari, Twin Peaks and Red October

SONS OF GWALIA LTD

RED OCTOBER - LONG SECTION


South
North
14m@20.66g/t Au
17m@14.53g/t Au
7m@36.85g/t Au
9m@25.11g/t Au
11m@24.98g/t Au
Target
250m
g/m Gold
1 - 5
5 - 10
10 - 20
20 - 50
> 50
0m
250m
500m

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

LEONORA REGION


50km
Wonder
Tarmoola
Sons of Gwalia
Gwalia Deeps
Plant & Mine
Satellite Mine
Resource
SGW Tenements & JVs
Granite
Greenstone Belt
25km

- 2,200km[2] of prospective ground
- The Sons of Gwalia mine and mill to close in December quarter
- Gwalia Deeps 1.6Mozs at pre-feasibility status
- Tarmoola mine under review

SONS OF GWALIA LTD

LEONORA STRATEGY


237,036
Satellites & Stocks
Wonder North
Sons of Gwalia
Tarmoola
160,000
Satellites & Stocks
Sons of Gwalia
Tarmoola
200,000
150,000
100,000
50,000
0
Ounces
2002/03
2003/04

- Reduced production due to Sons of Gwalia mine going on care and maintenance
- Ongoing review of Tarmoola mine
- Review of alternatives for Gwalia Deeps

SONS OF GWALIA LTD

TARMOOLA PIT


North Pit
Canyon Granites
North 5 South
South Pit
10 400 Shoot
500m

SONS OF GWALIA LTD

TARMOOLA PIT

PRODUCTION	• 27.0Mt @ 1.9g/t for 1.55Mozs
RESERVES	• 18.3Mt @ 1.3g/t for 0.75Mozs
RESOURCES	• 32.2Mt @ 1.2g/t for 1.27Mozs

TOTAL 77.5Mt @ 1.5g/t for 3.67Mozs

to approximate average depth of 400m

SONS OF GWALIA LTD

TARMOOLA PIT (cont'd)

- Current mine life to December 2005
- Drilling within and around pit
- Investigating larger pit concept
- Mill expansion study

SONS OF GWALIA LTD

SGW ORE BODY

PRODUCTION	• 21.4Mt @ 5.8g/t for 4Mozs • to 1075m vertical
RESOURCES/RESERVES	• 14.2Mt @ 5.8g/t for 2.6Mozs

TOTAL 35.6Mt @ 5.8g/t for 6.6Mozs

to 1600m vertical

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

GWALIA DEEPS

- Pre-feasibility study supports economic viability
- JV proposals received to date not attractive vs 100% ownership
- Scoping study to assess extension of decline as an alternative to a shaft



SONS OF GWALIA LTD

GWALIA DEEPS CONSIDERATIONS

- Extending the decline from 375m to 1,200m and use new decline road train technology
- Mining Intermediates to assist in funding the decline
- Surface drilling two holes to extend Deeps mineralisation a further 400m

SONS OF GWALIA LTD

EXPLORATION AND GROWTH PROSPECTS





LEONORA

- Tarmoola
- Gwalia Deeps

SOUTH LAVERTON

- Safari/Deep South trend
- Red October Underground
- Carosue Mine Corridor

SOUTHERN CROSS

- Marvel Loch Underground
- Southern Cross Environs

BUDGET OF A$15M pa

SONS OF GWALIA LTD

ADVANCED MINERALS BUSINESS

- Tantalum
- Lithium Minerals

SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION
A WORLD CLASS TANTALUM BUSINESS


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Lbs Ta2O5
80%
70%
60%
50%
40%
30%
20%
10%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004F
Tantalum Sales (lbs Ta2O5)
% of World Needs

SONS OF GWALIA LTD

GREENBUSHES MINE



SONS OF GWALIA LTD

GWALIA

WODGINA MINE



Now the largest lowest cost hard rock tantalum mine in the world

SONS OF GWALIA LTD

TANTALUM MARKET


Ingot 9%
Scrap Metal 4%
Powder 49%
Chemicals 11%
Carbides 13%
Mill Products 14%

- Electronics Sector - Solid volume growth soaking up inventories of raw materials
- Tantalum sales underpinned by fixed price and quantity contracts to 2005

SONS OF GWALIA LTD

SGW vs PHILADELPHIA SEMICONDUCTOR INDEX PRICE


700
600
500
400
300
200
100
0
9
8
7
6
5
4
3
2
1
0
1-Sep-01
13-Oct-01
24-Nov-01
5-Jan-02
16-Feb-02
30-Mar-02
11-May-02
22-Jun-02
3-Aug-02
14-Sep-02
26-Oct-02
7-Dec-02
18-Jan-03
1-Mar-03
12-Apr-03
24-May-03
5-Jul-03
16-Aug-03
Philadelphia Semiconductor Index
SGW Index

SONS OF GWALIA LTD

REDUCING LEVELS OF GOLD HEDGING

Commitments reduced by more than 1Mozs in 2002/03.
Total hedging reduced by 1.7Mozs.


6000000
5000000
4000000
3000000
2000000
1000000
0
Ounces
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Puts
Forwards & Convertibles

Post Sept 2001 Pro Forma Pacmin & SGW

SONS OF GWALIA LTD

FOREIGN EXCHANGE

Commitments reduced by US$475M in 2002/03.

Hedging Commitments (US$M)	FY2004	FY2005	FY2006	F2007-9
Forwards	73.4	4.0	44.1	248.1
Sold US$ Calls	30.5	25.0	-	34.0
Sold Contingent US$ Calls	48.4	187.6	84.6	-
Maximum Potential Hedging	152.3	216.6	128.7	282.1
Average Rate	0.6950	0.6900	0.7100	0.7050

SONS OF GWALIA LTD

SUMMARY

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

SONS OF GWALIA - KEY STRATEGIES

- Focus on core businesses
  - Gold
  - Tantalum
- New Operating Model for gold to reduce costs and improve growth productivity
- Gold sustainability from Marvel Loch underground, Red October, Gwalia Deeps & exploration
- Positive restructuring of both gold and FX books, with significant improvements in mark to market values

SONS OF GWALIA LTD

SONS OF GWALIA - KEY STRATEGIES (cont'd)

- Tantalum business to maintain market share and production levels to ensure sustainable cashflow and profitability
- Review structure and make up of Board to ensure compliance with Corporate Governance Guidelines

TARGETING IMPROVED CASHFLOW, EARNINGS AND VALUE

SONS OF GWALIA LTD


SONS OF GWALIA
SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

22 August 2003
1245:tcl

DRAFT

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 200

Dear Sir

Further to Sons of Gwalia's presentation of its preliminary June 2003 results to the market earlier this week, please note that slide 13 "Gold Division New Operating Schedule has been replaced with the attached "New Operating Schedule" slide.

The presentation currently available on the Company's website (www.sog.com.au) will also be updated.

Yours faithfully

Stephen Pearce
Company Secretary

Att

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

NEW OPERATING MODEL

- Significant reduction in 2003/04 Group mine development and capital expenditure to a combined A$60m-$70m for the gold and minerals divisions
- Targeting 10% reduction in gold cash costs against 2002/03 to between $425 - $430/oz
- Financial discipline across all areas of expenditure - operating and capital

SONS OF GWALIA LTD
ACN 008 994 287

03 OCT 23 AM 7:21

19 August 2003
1242:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 200

Dear Sir

Messrs Peter Lalor, Stephen Pearce, Phil Lockyer and Stephen Thomas will be giving the attached presentation of Sons of Gwalia Ltd's 2003 financial year results on 20 and 21 August 2003.

The presentation will be available on the Company website (www.sog.com.au) later today.

Yours faithfully

Stephen Pearce
Company Secretary

Att

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

GWALIA

2003 FINANCIAL YEAR RESULTS PRESENTATION

Presented by:

Peter Lalor, Executive Chairman
Stephen Pearce, Executive GM Finance
Phil Lockyer, Executive GM Operations [Acting]
Stephen Thomas, Manager IR

20 and 21 August 2003

AGENDA

- Introduction
- Key Financial Results
- Operations Review
- Summary
- Questions

SONS OF GWALIA LTD

GWALIA

INTRODUCTION AND OVERVIEW

Year in Review

- Difficult year on many fronts
- Record gold production
- Record tantalum production and sales
- Earnings and cashflow down on budget. However, significant and positive increase in second half
- Positive restructure of hedge books
- Restructure of the gold division and head office and introduction of new Operating Model

SONS OF GWALIA LTD GWALIA

SGW SHARE PRICE MOVEMENT


A$ Closing Price
6
5
4
3
2
1
0
23/08/02
23/09/02
23/10/02
23/11/02
23/12/02
23/01/03
23/02/03
23/03/03
23/04/03
23/05/03
23/06/03
23/07/03

SONS OF GWALIA LTD GWALIA

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

KEY FINANCIAL RESULTS

Stephen Pearce
Executive General Manager - Finance

SONS OF GWALIA LTD GWALIA

KEY FINANCIAL STATISTICS

ITEM	Statistic
Sales Revenue	$604.1 m
EBIT	$52.7 m
EBITDA	$117.7 m
Profit after Tax	$34.5 m
Significant Items after Tax	$9.3 m
Cashflow from Operations (pre Exploration/Interest)	$64.7 m
Net Debt / Debt + Equity	30.5 %
Return on Equity	5.6 %

SONS OF GWALIA LTD GWALIA

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

SEGMENT RESULTS EBIT


$'m
90
80
70
60
50
40
30
20
10
0
- REDUCED MARGINS
- OPERATING PROFILE
- GRADE
- SLIP/GRADE
13.9
21.9
57.7
80.0
Gold
Advanced Minerals
FY 2002/03
FY 2001/02

SONS OF GWALIA LTD

GWALIA

CASHFLOW - FULL YEAR

	FY2002/03 $'m	FY 2001/02 $'m
Operational Cashflow	64.7	91.4
Exploration / Interest	(39.0)	(33.8)
Cash from Operations	25.7	57.6
Capital	(17.6)	(90.8)
Mine Development	(75.5)	(40.4)
	(67.4)	(73.6)
Dividends	(9.7)	(29.1)
Other	34.3	87.4
Net Cashflow	(42.8)	(15.3)

SONS OF GWALIA LTD

GWALIA

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

CASHFLOW - HALF YEAR

	2nd Half $'m	1st Half $'m
Operational Cashflow	65.9	(1.1)
Exploration / Interest	(18.6)	(20.4)
Cash from Operations	47.3	(21.5)
Capital	(6.6)	(11.1)
Mine Development	(22.9)	(52.6)
	17.8	(85.2)
Dividends	-	(9.7)
Other	22.9	11.4
Net Cashflow	40.7	(83.5)

Operating Cashflow ⇧ $65m and EBIT ⇧ $12m
Debt reduction 2nd half $50m ($40.7m + $10m cash drawdown)

SONS OF GWALIA LTD

GWALIA

SIGNIFICANT ITEMS

	Profit/(Loss) Before Tax $'m	Tax Effect $'m	Profit / (Loss) After Tax $'m
Tantalum business restructure	(8.1)	2.4	(5.7)
Restructure of gold division and head office	(3.0)	0.9	(2.1)
Sale of controlled entities	4.7	-	4.7
Deferred settlement on sale of mining properties	8.3	-	8.3
Write down of accumulated deferred waste	(5.4)	1.6	(3.8)
Prior year adjustments to tax expense	-	7.9	7.9
	(3.5)	12.8	9.3

SONS OF GWALIA LTD

GWALIA

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

BALANCE SHEET


$'m
1500
1350
1200
1050
900
750
600
450
300
150
0
Current Assets
Non-Current Assets
Debt
Other liabilities
Equity

Highlights

- Net debt of $284m
- Net debt / debt + equity of 30.5%
- Recognition of FX hedging $77.5m (AASB)

SONS OF GWALIA LTD

GOLD DIVISION COST PROFILE BASED ON 2002/03 ACTUAL EXPENDITURE


Haulage
5%
Processing
29%
TARGETED COST REDUCTION
Admin
5%
Mining
61%

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

GOLD DIVISION NEW OPERATING MODEL

- Significant reduction 2003/04 mine development and capital expenditure to a combined A$60m-$70m approximately
- Targeting 10% reduction in gold cash costs against 2002/03 to between $425 - $430/oz
- Financial discipline across all areas of expenditure - operating and capital

SONS OF GWALIA LTD
GWALIA

FOREIGN EXCHANGE HEDGING - 30 JUNE

	US$m			
	FY2004	FY2005	FY2006	FY2007-09
Forwards	73.4	4.0	44.1	248.1
US$ Calls	30.5	25.0	-	34.0
Total Commitments	103.9	29.0	44.1	282.1
Contingent Positions	48.4	187.6	84.6	-
	152.3	216.6	128.7	282.1
Average Exchange Rates	0.6950	0.6900	0.7100	0.7050

Overall reduction of US$475m in FY 2002/03

SONS OF GWALIA LTD
GWALIA

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

FOREIGN EXCHANGE HEDGING

- US$ revenues sourced from tantalum, lithium, gold and mineral sands
- Policy remains to secure revenue streams
- Hedge book consists of committed positions (forwards and calls) and contingent positions (may/may not exist depending on future FX rates)

Contingent Positions

	Barrier Level	FY2004	FY2005	FY2006
Sold amount (US$m)	0.57-0.59	20.0	76.0	20.0
Sold amount (US$m)	0.62-0.65	28.4	111.6	64.6

SONS OF GWALIA LTD GWALIA

GOLD HEDGING - STRATEGY

- Ongoing review / management to take advantage of movements in the A$ gold price
- Policy remains to secure revenue streams

Sons of Gwalia Gold Hedging Summary

		A$ Contracts	US$ Contracts	Total
Put Options	oz	2,002,229	Nil	2,002,229
Convertible Puts / Forwards	oz	209,760	Nil	209,760
Forward Sales	oz	891,355	100,000	991,355
Average Hedged Price/oz	$	583	368	-

Total Gold book reduced by 1.7m oz in 2002/03 which included Commitments of 1.2m oz

SONS OF GWALIA LTD GWALIA

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

OPERATIONS REVIEW

- Gold
- Tantalum

Phil Lockyer
Executive GM Operations [Acting]

SONS OF GWALIA LTD GWALIA

GOLD - 2003 HIGHLIGHTS

- Record gold production 577,702 oz
- Cash margins down due to lower grades but still at A$148/oz
- Positive EBIT and cashflow in second half
- Restructure of Gold Division and Head Office
- Forecast 500,000-510,000 oz for 2003/04
- Development projects
  - Marvel Loch underground
  - Safari/Red October/Deep South
  - Gwalia Deeps project

SONS OF GWALIA LTD GWALIA

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*


SONS OF GWALIA GOLD PRODUCTION
Ounces
600,000
500,000
400,000
300,000
200,000
100,000
0
1998
1999
2000
2001
2002
2003
2004
Forecast
Cornishman attributable to Troy Res
Southern Cross
Laverton
Leonora
SONS OF GWALIA LTD
GWALIA


SOUTHERN CROSS REGION
Golden Pig
Cornishman
Marvel Loch
Yilgarn Star
Bounty
Blue Haze
100km
Plant & Mine
Satellite Mine
Resource
Prospect
SGW Tenements & JVs
Greenstone Belt
Granite
N
25km
5,000km² of prospective ground
Central 2.5Mtpa processing facility
Multiple open cut & under-ground ore sources
SONS OF GWALIA LTD
GWALIA

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

SOUTHERN CROSS STRATEGY

- Securing cashflow from previous investments
- Improving quality by developing fewer higher margin deposits


Ounces
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
217,019
Cornishman
Blue Haze
Yilgarn Star
Golden Pig
Marvel Loch
Attributable 200,771ozs
210,000
Cornishman
Golden Pig
Marvel Loch
Attributable 175,000ozs
2002/03
2003/04

SONS OF GWALIA LTD

MARVEL LOCH PROPOSED UNDERGROUND MINE

Long Section


South
North
South Pit
Centre Pit
North Pit
Boulder Lode
South Exhibition Lode
Firelight Lode
Tunnel Portal
Undaunted Lode
0m
250m
500m
750m
LIMIT OF RESOURCE MODELLING
Target
Target
Target
Target
16m@31.10g/t Au
12m@22.40g/t Au
5m@18.70g/t Au
8.2m@6.20g/t Au
250m
g×m Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

LEONORA REGION


50km
Wonder
Tarmoola
Sons of Gwalia
Gwalia Deeps
Plant & Mine
Satellite Mine
Resource
SGW Tenements & JVs
Granite
Greenstone Belt
N
25km

- 2,200km^2 of prospective ground
- The Sons of Gwalia mine and mill to care and maintenance in December quarter
- Tarmoola to produce 135,000 ozs
- Gwalia Deeps 1.6Mozs pre-feasibility status

SONS OF GWALIA LTD GWALIA

LEONORA STRATEGY


237,036
160,000
Satellites & Stocks
Wonder North
Sons of Gwalia
Tarmoola
Satellites & Stocks
Sons of Gwalia
Tarmoola
Ounces
200,000
150,000
100,000
50,000
0
2002/03
2003/04

- Reduced production due to Sons of Gwalia mine going on care and maintenance
- Ongoing review of Tarmoola mine
- Review of alternatives for Gwalia Deeps

SONS OF GWALIA LTD GWALIA

TARMOOLA PIT


NORTH PIT
NORTH 5 SOUTH
CANYON GRANITES
10,400 SHOOT
SOUTH PIT
1500m

SONS OF GWALIA LTD
GWALIA

GWALIA DEEPS

- Pre-feasibility study supports economic viability
- JV proposals received to date not attractive vs 100% ownership
- Scoping study to assess extension of decline as an alternative to a shaft



SONS OF GWALIA LTD
GWALIA

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

SOUTH LAVERTON REGION


Keith-Kilkenny Tectonic Zone
Sunrise Dam
Red October
Safari
Deep South
100km
Porphyry
Haul Road
Laverton Tectonic Zone
Twin Peaks
Monty Dam
Carosue Dam
Plant & Mine
Satellite Mine
Resource
Prospect
SGW Tenements
Greenstone Belt
Granite
N
25km

- 3,000km[2] tenements
- 2.3Mtpa mill
- Excellent opportunities to add value through satellite operations
- Exploration emphasis on the Carosue mine corridor

SONS OF GWALIA LTD

SOUTH LAVERTON STRATEGY


200,000
150,000
100,000
50,000
0
Ounces
139,947
Luvironza
Monty's Dam
Karari
175,000
Twin Peaks
Safari
2002/03
2003/04

- Accumulation of large ground position complimented by infrastructure
- Development of Safari, Twin Peaks and Red October

SONS OF GWALIA LTD

RED OCTOBER - LONG SECTION


South
North
0m
250m
500m
14m@20.66g/t Au
17m@14.53g/t Au
7m@36.85g/t Au
9m@25.11g/t Au
11m@24.98g/t Au
Target
gxm Gold
1 - 5
5 - 10
10 - 20
20 - 50
> 50
250m

SONS OF GWALIA LTD

GWALIA

EXPLORATION AND GROWTH PROSPECTS

SOUTHERN CROSS

- Marvel Loch underground
- Southern Cross environs

SOUTH LAVERTON

- Safari/Deep South trend
- Red October Underground
- Carosue Mine Corridor

LEONORA

- Gwalia Deeps
- Tarmoola Review

Budget for 2003/04 of $15 million

SONS OF GWALIA LTD

GWALIA

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

GOLD DIVISION SUMMARY

- Costs being reduced
- Lower but better quality production
- Greater control over capital allocation
- Return on assets not acceptable
- New projects to improve "quality" such as:
  - Marvel Loch Underground
  - Safari / Red October
  - Gwalia Deeps

SONS OF GWALIA LTD GWALIA

TANTALUM BUSINESS

	2003/04 Forecast	*2002/03 Actual*
Production	2.2Mlbs Ta_2O_5	2,193,792lbs Ta_2O_5
Sales	2.1Mlbs Ta_2O_5	2,140,693lbs Ta_2O_5

RECORD TANTALUM SALES & PRODUCTION FOR 2002/03

SONS OF GWALIA LTD GWALIA

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

ADVANCED MINERALS DIVISION
A WORLD CLASS TANTALUM BUSINESS


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Lbs Ta2O5
80%
70%
60%
50%
40%
30%
20%
10%
0%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Tantalum Sales (lbs Ta2O5)
% of World Needs

SONS OF GWALIA LTD
GWALIA

GREENBUSHES MINE



- Production for 2002/03 was 1.05m lbs of tantalum
- Forecast production for 2003/04 is 0.9m lbs of tantalum

SONS OF GWALIA LTD
GWALIA

GREENBUSHES UNDERGROUND MINE

- Maximum production of 1Mtpa or 700,000lbs Ta_2O_5
- Placed on care and maintenance - Dec 2002
- Examining a slower scale up mine plan to match market demand and lower operating costs

SONS OF GWALIA LTD — GWALIA


GREENBUSHES LONG SECTION
UNDERGROUND RESOURCE
LOOKING WEST
CORNWALL DESIGN PIT
12800 N
DECLINE
UPPER SOUTH/FOLD RESOURCE. 1,200kt @ 560g/t
'C' PEGMATITE
1000 RL
950 RL
NORTH DECLINE
LOWER SOUTH RESOURCE DRILLED TO 20 x 40m: 4,606kt @ 534g/t (50% IND/INF)
E' LODE UPPER NORTH RESERVE: 426kt @ 629 g/t (PROVEN)
DOLERITE 'DECLINE' DYKE
SOUTH DECLINE
LOWER SOUTH RESOURCE NOT YET DRILLED: TEP: (INFERRED)
750 RL
11900 N
12215 N
12335 N

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

WODGINA MINE



- Production for 2002/03 was 1.14m lbs of tantalum
- Forecast production for 2003/04 is 1.3m lbs of tantalum

Now the largest lowest cost
hard rock tantalum mine in the world

SONS OF GWALIA LTD

GWALIA

TANTALUM MARKET USES


Ingot
9%
Scrap Metal
4%
Powder
49%
Chemicals
11%
Carbides
13%
Mill Products
14%

Source: TIC Statistics

- Powder = electronics sector
- Solid Tantalum Capacitor growth continues to soak up inventories of raw materials

SONS OF GWALIA LTD

GWALIA

ELECTRONICS SECTOR

- Industry forecasts +10% increase in Tantalum Capacitor volume growth in 2003
- Mobile Phone Growth Back
  - "The number of mobile phone subscribers is forecast to exceed 1.5 billion within three years" *(Ericsson June 2003 Quarterly Report)*
  - "Global handset volume for 2003 to grow by 10%" *(Nokia June 2003 Quarterly Report)*
  - "Nearly one third of all Nokia phones sold now have colour screens and multimedia capability" *(Nokia June 2003 Quarterly Report)*

SONS OF GWALIA LTD GWALIA

SUMMARY

SONS OF GWALIA LTD GWALIA

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

SONS OF GWALIA - KEY STRATEGIES

- Focus on core businesses
  - Gold
  - Tantalum
- New Operating Model for gold to reduce costs and improve productivity
- Positive restructuring of both gold and FX books, with significant improvements in mark to market values
- Tantalum business to maintain market share and production levels to ensure sustainable cashflow and profitability
- Review structure and make up of Board to ensure compliance with Corprate Governance Guidelines

TARGETING IMPROVED CASHFLOW, EARNINGS AND VALUE

SONS OF GWALIA LTD — GWALIA


SONS OF GWALIA
www.sog.com.au
SONS OF GWALIA LTD
GWALIA

MEDIA Release

19 August 2003

SONS OF GWALIA LTD. ("THE COMPANY") TODAY ANNOUNCED ITS RESULTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

SONS OF GWALIA REPORTS CONSOLIDATED OPERATING PROFIT OF $34.5 MILLION IN LINE WITH FORECASTS AND MARKET EXPECTATIONS

Sons of Gwalia Ltd ("the Company") today announced a consolidated operating profit after tax of **$34.5 million** for the year ended 30 June 2003. Significant items totalled **$9.3 million** after tax and were included in the full year results.

The Company said that, as forecast, both EBIT and operating cash flow were positive and increased significantly in the second half of the year. Compared to the first half of the year EBIT and operating cashflow increased by $12 million and $67 million respectively.

Key financial statistics for the year were as follows:

Profit after tax	$34.5 m
EBITDA	$117.7 m
Cashflow from Operations before Exploration and Interest	$64.7 m
Revenue increase (%)	11%
Return on equity (%)	5.3%
Net Debt / Debt & Equity (%)	30.5%
Interest cover (times)	5.0

The Company said, that given its working capital requirements and objective to reduce debt in the future, **the Directors had resolved not to pay a final dividend**.

Compared to the June 2002 results, earnings from the Gold Division were reduced primarily due to lower than budgeted grades being processed. Earnings from the Advanced Minerals Division were also less than the previous year due to higher depreciation and amortisation expenses and lower grades at both of its tantalum mines.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

SUBSTANTIAL REDUCTIONS IN GOLD AND FOREIGN EXCHANGE HEDGING POSITIONS

The Company advised that during the year it had reduced its total gold book by **1.7 million ounces** of which 1.2 million ounces were committed positions. This was a reduction of approx 30% compared to the position as at 30 June 2002.

During the same period, foreign exchange commitments were reduced by **US$475 million** which was a 38% reduction compared to the position as at 30 June 2002.

RECORD GOLD PRODUCTION FOR THE YEAR OF 577,702 FINE OUNCES

The Company's gold production for the year was a record and generated cash margins of **$148 per ounce**.

The Company anticipates attributable gold production for the 2003-2004 year of between 500,000 and 510,000 fine ounces and has indicated similar production levels for the next three years.

TARMOOLA MINE GOLD PRODUCTION FORECAST OF 135,000 OUNCES PER ANNUM UNTIL AT LEAST 2005

The Company also reported on progress at its Tarmoola Mine including the recent drilling programme in the Canyon Granites area. Final mine plans, including full cost estimates, will not be completed until the end of September 2003. However, the Company said that preliminary mine optimisation studies based on all available data (including the recent drilling in the Canyon Granites area) indicates gold production of approximately 135,000 ounces a year until at least December 2005.

Further drilling is planned at the Tarmoola Mine where work to date indicates a large tonnage of low grade gold resources.

RECORD TANTALUM PRODUCTION AND SALES

Tantalum production and sales for the 2002-2003 financial year were a record with 2,140,000 lbs of tantalum pentoxide (Ta_2O_5) being sold.

The Company said that tantalum sales for the 2003-2004 financial year were estimated to be similar to the current year.

The tantalum market was showing steady improvement due to the ongoing reduction of inventory and modest growth in the electronics and technology sector. The Company said that this was being driven by improving economic conditions on a global basis with strong growth in the electronics sector, particularly in the Asia-Pacific region.

CORPORATE RESTRUCTURING AND NEW OPERATING MODEL CONTINUES TO BE IMPLEMENTED

During the June quarter, the Company announced a significant restructuring of both the Gold and Head Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the Gold Mine Sites will be moved and managed in future from Perth Office which will allow the operating sites to concentrate on their core function of production of gold, control of their costs and careful management of capital expenditure in the future. The Company anticipates annual cost savings of approximately $10 million as a result of this restructure. The implementation of the new Operating Model, and ongoing business improvement programmes, will continue during the financial year.

The Executive Chairman of Sons of Gwalia, Mr Peter Lalor, said:

"Whilst the Company achieved record production of both gold and tantalum, our earnings and cash flow did not reflect these results. However, both EBIT and cash flow were positive and increased significantly in the second half and we need to maintain this trend in the future."

"A great deal of effort has gone into stabilising and addressing many of the issues confronted by the Company over the past eighteen months. Whilst there are still challenges and issues to be addressed, we are now moving forward. The positive trends and changes implemented over the last two quarters are a good start to carrying these improvements into the coming financial year", he said.

For more information please contact:

Peter Lalor - Executive Chairman
David Paull - General Manager, Business Development & Marketing
Stephen Thomas - Manager - Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

03 OCT 23 AM 7:21

FAXED

PKL:EF 03.375
19 August 2003

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

PRELIMINARY FINAL REPORT FOR THE 2003 FINANCIAL YEAR RESULTS FOR ANNOUNCEMENT TO THE MARKET

Key Financials	
Profit After Tax	$34.5 m
EBITDA	$117.7 m
Cashflow from Operations before Exploration and Interest	$64.7 m
Revenue Increase (%)	11%
Return on Equity (%)	5.3%
Net Debt / Debt & Equity (%)	30.5%
Interest Cover (times)	5.0

Profit After Tax

Sons of Gwalia Ltd ("the Company") wishes to report a consolidated operating profit, after tax of $34.5 million for the year ended 30 June 2003. Significant items totalled $9.3 million after tax and were included in the full year results.

As forecast, both EBIT and operating cash flow were positive and increased significantly in the second half of the year. Compared to the first half result, EBIT and operating cashflow increased by $12 million and $67 million respectively.

Segment EBIT

Segment earnings before interest and tax were as follows:-

	June 2003	June 2002
Gold Division	$13.9 m	$21.9 m
Advanced Minerals Division	$57.5 m	$79.9 m
Corporate & Other	$(18.7) m	$(9.5) m
EBIT	**$52.7 m**	**$92.3 m**
Interest	**$(25.2) m**	**$(22.0) m**
Earnings Before Tax	**$27.5 m**	**$70.3 m**

Compared to the June 2002 results:

1. Earnings from the Gold Division were reduced primarily due to lower than budgeted grades being processed.

2. Earnings from the Advanced Minerals Division were less than the previous year due to higher depreciation and amortisation expenses and lower grades at both tantalum mines.

3. Higher "Corporate and Other" costs relating to a provision for Head Office redundancies and lower "other income".

Significant Items

Significant items totalled $9.3 million after tax. Details of these significant items are as follows:

	Profit/(Loss) Before Tax $'m	Tax Effect $'m	Profit / (Loss) After Tax $/m
a) Tantalum business restructure	(8.1)	2.4	(5.7)
b) Restructure of gold division and head office	(3.0)	0.9	(2.1)
c) Sale of controlled entities	4.7	-	4.7
d) Deferred settlement on sale of mining properties	8.3	-	8.3
e) Write down of accumulated deferred waste	(5.4)	1.6	(3.8)
f) Prior year adjustments to tax expense	-	7.9	7.9
	(3.5)	**12.8**	**9.3**

Earnings per Share and Operating Cash Flow

Earnings per share after tax amounted to 20.8 cents per share.

Operating cash flow amounted to $25.7 million equivalent to 15.5 cents per share.

Operating cash flow before exploration expenditure and interest expense amounted to $64.7 million or 38.9 cents per share.

Balance Sheet

As at 30 June 2003, the Company had on issue United States Dollar denominated Private Notes totalling A$255 million (US$170 million) and had incurred A$ debt of $40 million. The company had cash on hand of $15 million and undrawn working capital facilities of $57 million.

The net debt (including Finance Leases) of $284 million compares to net assets of $646 million and represents a net debt to debt plus equity ratio of 30.5 per cent.

Since 31 December 2002, the Company has repaid approximately A$50 million of debt and finance leases via the utilisation of cash from operations and cash on hand.

The Company's US dollar Private Notes require no principal repayments before November 2006.

Dividend

Given the Company's working capital requirements and objective of reducing debt in the future, the Directors have resolved not to pay a final dividend.

Hedging

During the year, the Company reduced its total gold book by 1.7 million ounces of which 1.2 million ounces were committed positions.

During the same period, foreign exchange commitments were reduced by US$475 million.

Gold Price

The Australian gold price is anticipated to be volatile due to not only volatility in the US gold price from time to time but also the relationship of the Australian dollar and the US dollar exchange rate.

The Company anticipates delivering all of its future gold production in the range of A$585-A$600 per ounce. This forecast is based on the Company's existing gold hedging programmes and on a gold delivery schedule of at least 500,000 per year.

Gold Division

Gold production for the year was a record 577,702 fine ounces. Cash margins of $148 per ounce were generated. Both production and margins were adversely affected by lower than forecast grades.

The Company anticipates attributable gold production for the 2003/2004 of between 500,000 and 510,000 fine ounces. Attributable gold production will be sourced from the Company's three regional gold centres as follows:

Southern Cross		175,000 ounces
South Laverton		175,000 ounces
Leonora		
▪ Sons of Gwalia	25,000	
▪ Tarmoola	135,000	160,000 ounces
Total		**510,000 ounces**

The Company's current mine plans also indicate gold production for the next three years (including 2003-2004) of at least 500,000 ounces per annum.

Southern Cross

The Southern Cross Region will produce approximately 210,000 fine ounces in the 2003/2004 year. The Company's attributable share of this production is estimate to be 175,000 fine ounces.

Ore will be sourced from the main open pit at Marvel Loch, the continued development of the Marvel Loch South Pit Extension, the Cornishman Stage 4 open pit and the continuation of the Golden Pig Underground.

South Laverton

Production from Carosue Dam is expected to increase next year to around 175,000 ounces as a result of a greater contribution from the high grade satellites of Safari Bore and Twin Peaks. Trial mining of the Red October Underground is also scheduled to commence in the second half of 2003/2004 year.

Leonora

Production from the Leonora region is expected to reduce as the Gwalia underground is completed and that mine will be placed on care and maintenance during the September 2003 quarter. Processing of ore will continue through the Gwalia Mill until December 2003.

Gwalia Deeps

The Company has resolved to review all options to develop the Gwalia Deeps project including an extension of the existing decline rather than a new vertical shaft.

Tarmoola Gold Production Forecast at 135,000 ounces per annum to at least December 2005.

The final mine plans for the Tarmoola Mine, including full cost estimates, will not be completed until 30 September 2003. However, preliminary mine optimisation studies, based on all available data (including the recent drilling in the Canyon Area and the satellite Kailis deposit) indicates gold production of approximately 135,000 ounces a year until at least December 2005.

This is based upon a throughput rate of 4.0 million tonnes per annum.

Further drilling is also planned at the Tarmoola Mine where work to date indicates a large tonnage of low grade gold resources. Ongoing resource modelling and mine planning will take place over the next quarter with the objective of increasing and optimising these resources into an economic mine plan and model.

Exploration and Resource Development

As part of the organisational restructure previously advised by the Company, the newly combined Exploration and Resource Development teams will primarily focus on several key targets in the 2003-2004 financial year. These comprise the Marvel Loch Underground, Tarmoola surrounds and the Carosue Dam corridor.

The budget for the 2003-2004 financial year will be approximately $15 million.

Advanced Minerals Division

Tantalum production and sales for the 2003 financial year were a record 2,193,792 lbs Ta_2O_5 and 2,140,693 lbs Ta_2O_5 respectively.

Tantalum production and sales for the 2003-2004 forecast financial year are estimated to be 2.2 million lbs Ta_2O_5 and 2.1 million lbsTa_2O_5 respectively.

At the Greenbushes Mine, production is currently being sourced from the low grade open cut. The underground mine is being maintained in a state of readiness to respond rapidly to any market upturns.

The Wodgina Mine has increased capacity in the last quarter in the 2003 financial year, operating at the planned production level necessary to match off-take requirements.

Lithium sales of 122,000 tonnes were a record for the year.

Tantalum Market

Demand for tantalum is steadily improving due to the ongoing reduction of inventories and modest growth in the electronics and technology sector.

During the year, the Company increased its market share in the supply of tantalum raw materials to in excess of 50% of global supply. This was primarily due to sales contracts with its major customers and the fact that other alternative supply sources have been curtailed due to global economic conditions.

Over the last two quarters, there was evidence of inventories being reduced and the supply and demand ratio moving into equilibrium towards the end of calendar 2003. There has also been evidence of increasing demand for tantalum, and for capacitors generally, driven by improving economic conditions on a global basis with strong growth in the electronics sector, particularly in the Asia-Pacific region.

Corporate Restructuring and New Operating Model

During the June quarter, the Company announced a significant restructuring of both the Gold and Head Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the Gold Mine Sites will be moved and managed in future from Perth Office which will allow the operating sites to concentrate on their core function of production of gold, control of their costs and careful management of capital expenditure in the future. The Company anticipates annual cost savings of approximately $10 million as a result of this restructure and the implementation of the new Operating Model, and ongoing business improvement programmes, will continue during the financial year.

Corporate Strategy

The Company's strategies and objectives in the foreseeable future are to:

(i) maintain gold production of at least 500,000 ounces a year on a sustainable basis;

(ii) operate its tantalum mines in the most efficient and profitable manner to deliver targeted tantalum production sufficient to meet its contractual obligations;

(iii) generate strong and consistent cashflow and margins from both its gold and tantalum businesses;

(iv) continue to develop the market for tantalum and maintain market share; and

(v) continue to explore for, discover and increase its gold and tantalum resources.

Summary

In summary, the Company has reported a consolidated operating profit after tax of $34.5 million achieved on record tantalum production and sales and strong gold production.

The consolidated operating profit represents a reduction as against the previous year primarily due to reduced margins and profitability from its gold and tantalum businesses and increased debt servicing requirements.

However, both EBIT and operating cashflow increased significantly in the second half of the year compared to the first half result.

The 2003 financial year has been a difficult one for the Company. However, a great deal of effort has gone into stabilising and restructuring many of the issues that confronted the Company over the last twelve to eighteen months. Improvements in a number of key areas such as the gold and foreign exchange hedge books, mark to market positions on both books, ongoing restructuring and improvements in performance in the Company's Gold Division and, in particular the strong performance in the second half, are all positive features over the last two quarters.

These improvements have been reflected in the substantial increase in the Company's share price over the last six months.

The challenge for the Company is to continue and carry these improvements into the 2003-2004 financial year.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

Appendix 4E

PRELIMINARY FINAL REPORT
FINANCIAL YEAR ENDED 30 JUNE 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Results				$A'000
Revenues from ordinary activities	up	11.0%	to	604,090
Profit from ordinary activities after tax attributable to members (refer significant items page 2)	down	39.6%	to	34,514
Net profit for the period attributable to members	down	39.6%	to	34,514

Dividends	Amount per security	Franked amount per security
Final dividend – no final dividend is proposed	N/A	N/A
Interim dividend	N/A	N/A
Record date for determining entitlements to the dividend	N/A	

The above results should be read in conjunction with the notes and commentary contained within this report.

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

The consolidated net operating profit after tax of the economic entity for the year ended 30 June 2003 amounted to $34.5 million (2002: $57.2 million). This amount was down 39.6% from last financial year due to a poorer EBIT contribution from the Gold division which was largely grade related, a decreased contribution from the Minerals Division given the restructure required to match market demand requirements and increased debt servicing costs given higher debt levels.

The earnings per share for the year was 20.8cps (2002: 38.2cps).

The net profit after tax of $34.5 million included net significant items of $9.3 million.

SIGNIFICANT ITEMS

The following non-recurring items are included in profit from ordinary activities but are disclosed here separately as significant items due to their size or nature.

	Profit/(Loss) Before Tax $'m	Tax Effect $'m	Profit / (Loss) After Tax $'m
a) Tantalum business restructure	(8.1)	2.4	(5.7)
b) Restructure of gold division and head office	(3.0)	0.9	(2.1)
c) Sale of controlled entities	4.7	-	4.7
d) Deferred settlement on sale of mining properties	8.3	-	8.3
e) Write down of accumulated deferred waste	(5.4)	1.6	(3.8)
f) Prior year adjustments to tax expense	-	7.9	7.9
	(3.5)	**12.8**	**9.3**

a) **Tantalum Business Restructure**

During the year, in response to a decline in global Tantalum demand, the Company restructured its Tantalum business in order to reduce its medium term production profile to better match product demand. The restructure mainly incorporated the temporary closure of the Greenbushes underground and reduced plant-operating times at Wodgina. Based on the cost profile of the tantalum business the effective after tax cost of the restructure charged to profit for the full year was $5.7 million.

b) **Restructure of Gold Division and Head Office**

As previously advised, the Company commenced a significant restructure program of both Gold and Head Office operating structures. The introduction of the new operating model in both of these areas is expected to derive significant cost savings going forward. The after tax up-front cost of the restructure charged to profit for the full year was $2.1 million.

c) **Sale of Controlled Entities**

During the year the Company sold a controlled entity, Probo Mining Ltd, which held a 25% interest in the Gingko Project. The Company also sold Pacmin Mining NL, a controlled entity which held a 33% interest in the Chariot gold project. The combined after tax profit on these transactions recognised this financial year was $4.7 million.

MANAGEMENT DISCUSSION AND ANALYSIS cont'd

d) **Deferred Settlement – Mt Margaret**

The Company has brought to account an amount owing from Anaconda Nickel Ltd in respect to a number of tenements sold by Tarmoola Australia Pty Ltd, a controlled entity of Sons of Gwalia Ltd, in November 2000. The amount recognised in revenue this financial year is $8.25 million.

e) **Writedown of Accumulated Deferred Waste**

A non-recurring adjustment to the carrying value of deferred waste of a mining property on which mining is now complete. This has resulted in an after tax charge to full year profit of $3.8 million.

f) **Prior Year Tax Adjustment**

The company has recognised a $7.9 million tax credit this year as a result of a change in the tax treatment on a number of foreign exchange restructures undertaken in prior years.

OPERATIONAL REVIEW

Revenue from product sales was up 6.3% on last year due mainly to higher gold sales as the Company had a full years contribution from the PacMin operations. Revenue from the advanced minerals division also increased from last year due to higher sales volumes from all products.

Costs of production were $376 million in 2003/04 which was up on last year's total of $304 million. This increase is due primarily to a full years contribution from the PacMin operations. The Tarmoola slip early this financial year also increased costs in addition to disrupting areas scheduled for mining within the current year.

Tantalum operating costs particularly at Greenbushes were slightly higher than last year as the open cut continued at depth and moved from the high grade Cornwall Pit to the lower grade central pegmatite. With the deferral of the Greenbushes underground the current lower grade profile is expected to continue into the 2003/04 financial year.

Gold production for the year was 577,702 ounces at an average cash cost of $454 per ounce and an average realised delivery price of $602 per ounce. The gold plan for the next financial year indicates total production of 500,000-510,000 fine ounces from the three key regional centres. The longer-term plan will be completed once the evaluation of the drilling program at the Tarmoola Mine is completed.

During the last quarter, the Company announced a significant restructuring of both Gold and Head Office operating structures. In general terms, many of the ancillary functions at the gold mine sites will be moved and managed in future from Perth Office allowing the sites to concentrate on their core functions of production, cost control and management of capital expenditure. The Company anticipates annual cost savings of approximately $10 million will result from this restructure.

The Company experienced record tantalum production and sales for the year at 2,193,792 lbs and 2,140,693 lbs respectively, which exceeded revised budget estimates. The tantalum inventory levels at 30 June were also at reduced levels.

During the year, in response to a fall in global tantalum demand, the Company restructured its tantalum production facilities at Greenbushes and Wodgina to reduce production levels in line with market requirements. Production at the Greenbushes mine has been reduced by the deferral of the Greenbushes underground project for the time being. Production capacity at the Wodgina mine was also reduced during the first half of the year, however production levels have been increased in recent months.

MANAGEMENT DISCUSSION AND ANALYSIS cont'd

The reduction of tantalum inventories within the broader industry continued during the 2nd half of the year with evidence of improvement in the global electronic industry particularly in the Asia Pacific Region. Spot sales at moderate levels are still being reported at prices reflecting current market conditions although there is some evidence of tightening supply. Production and sales for the next financial year are estimated to be approximately 2.2 million lbs and 2.1 million lbs respectively.

GOLD DIVISION

The economic entity's gold production for the year totaled 577,702 ounces.

Leonora

Production from the Leonora region is expected to reduce as the Gwalia underground is completed and that mine will be placed on care and maintenance during the September 2003 quarter. Processing of ore will continue through the Gwalia Mill until December 2003.

Gwalia Deeps

The Company has resolved to review all options to develop the Gwalia Deeps project including an extension of the existing decline rather than a new vertical shaft.

Tarmoola

Tarmoola gold production forecast at 135,000 ounces per annum to at least December 2005.

The final mine plans for the Tarmoola Mine, including full cost estimates, will not be completed until 30 September 2003. However, preliminary mine optimisation studies, based on all available data (including the recent drilling in the Canyon Area and the satellite Kailis deposit) indicates gold production of approximately 135,000 ounces a year until at least December 2005.

This is based upon a throughput rate of 4.0 million tonnes per annum.

Further drilling is also planned at the Tarmoola Mine where work to date indicates a large tonnage of low grade gold resources. Ongoing resource modelling and mine planning will take place over the next quarter with the objective of increasing and optimising these resources into an economic mine plan and model.

Southern Cross

The Company's share of Southern Cross estimated production for the 2003/04 year is 175,000 fine ounces. This will be sourced from the main pit at Marvel Loch, through the continued development of the South Pit extension, the development of Cornishman Stage 4 open pit (SGW 51%) and the continuation of the Golden Pig underground.

South Laverton

Production from Carosue Dam is expected to increase next year to around 175,000 ounces as a result of a greater contribution from the high-grade satellites of Safari Bore and Twin Peaks. Trial mining of the Red October underground is scheduled to commence in the second half of next year.

MANAGEMENT DISCUSSION AND ANALYSIS cont'd

ADVANCED MINERALS DIVISION

Greenbushes produced 1,056,800 lbs of Ta_2O_5, 708 tonnes of tin and 111,085 tonnes of lithium concentrates during the year. Production and sales were both in line with revised budget estimates.

The underground mine was maintained in a state of readiness to respond rapidly to any market upturns. Consolidation under the revised operating structure was successfully completed and operating staff levels have stabilised.

Wodgina produced 1,136,992 lbs of Ta_2O_5 during the year. As mentioned, the plant operated at reduced levels for most of the year, however it returned to full capacity in the last quarter operating at the planned production level to match off take requirements.

Production for next financial year from both Tantalum operations is expected to be around 2.2 million lbs with Lithium production and sales expected to be at similar levels to those seen this year.

Production from Wemen was 28,329 tonnes of rutile, 10,841 tonnes of zircon and 50,984 tonnes of ilmenite.

During the June 2003 quarter, the Murray Basin Mineral Sands Joint Venture agreed to transfer the treatment of the Heavy Mineral Concentrates produced from the Wemen Mine from Thurla, near Mildura, to Cable Sands Bunbury Dry Plant. This decision was driven by lower costs, greater production flexibility for the Joint Venture and the availability of spare capacity at Bunbury.

EXPLORATION

Exploration continued in each of the Company's three key regional belts throughout the year with some encouraging results. As part of the organisational restructure discussed below, the newly combined Exploration and Resource Development teams will for the 2003/04 financial year be focussed on several key targets near or below existing operations, in particular the Marvel Loch Underground, Tarmoola surrounds and the Carosue Dam corridor.

CORPORATE

Corporate Restructuring

During the last quarter, the Company announced a significant restructuring of both Gold and Head Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the gold mine sites will be moved and managed in future from Perth Office. This will allow the operating sites to concentrate on their core functions of production of gold, control of their costs and careful management of capital expenditure in the future. The Company anticipates annual cost savings of approximately $10 million will result from this restructure.

The Company is also currently in the process of appointing two new Executive General Managers who will be responsible for the Exploration, Resource Development and Operations of in particular, the Gold Division. The Company will also, in the foreseeable future, appoint a new Managing Director and will review the structure and make up of the Board of Directors to ensure compliance with current Corporate Governance Guidelines prior to the end of the calendar year.

MANAGEMENT DISCUSSION AND ANALYSIS cont'd

Sale of Subsidiaries

During the year the Company sold a controlled entity, Probo Mining Ltd, which held a 25% interest in the Gingko Project. The Company also sold Pacmin Mining NL, a controlled entity which held a 33% interest in the Chariot gold project.

FINANCE

As at 30 June 2003, the Company had:

- US$170 million of private placement notes outstanding with an A$ value of A$255 million;
- cash and cash equivalent on hand of approximately A$15 million; and
- A$ facilities drawn to $40 million (available undrawn facilities increased to A$57 million).

Cashflows from operations before interest and exploration of $64.7 million was down on last year's total of $91.4 million, due mainly to higher operating costs within the gold division and an increase in working capital.

During the last quarter the Company sold the Tarmoola mine fleet, which it had acquired as part of the PacMin acquisition, to a major mining contractor. The fleet is continuing to operate at Tarmoola and the Company will now have greater flexibility in matching mine fleet requirements to future mine plans at Tarmoola.

Hedging

During the financial year ended 30 June 2003, the Company substantially improved the nature and volume of its gold and foreign exchange hedge books due to a combination of delivering into existing positions and ongoing restructuring of both the gold and foreign exchange books. At 30 June 2003, the combined negative mark to market of these positions has reduced significantly compared to the previous financial year.

During the year, the Company reduced its total gold book by 1.7 million ounces of which 1.2 million ounces were committed positions.

During the same period, foreign exchange commitments were reduced by US$475 million.

The Company's hedging policies remain in place to secure the revenue streams for both the Gold and Minerals divisions through appropriately structured gold and foreign exchange hedging instruments. From time to time opportunities will arise to simplify, better match or reduce the level of commitments as part of the overall risk management strategy and practices.

Please refer to the Company's website and recent market announcements for more information on the Company's hedge positions.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	30/06/03 $A'000	30/06/02 $A'000
Revenues from ordinary activities	604,090	544,389
Expenses from ordinary activities	(551,415)	(452,113)
Borrowing costs	(25,153)	(21,965)
Profit from ordinary activities before tax	**27,522**	**70,311**
Income tax credit/(expense) on ordinary activities (Note A)	6,992	(13,148)
Profit from ordinary activities after tax	**34,514**	**57,163**
Profit/(loss) from extraordinary items after tax	-	-
Net profit	**34,514**	**57,163**
Net profit attributable to outside equity interests	-	-
Net profit for the period attributable to members	**34,514**	**57,163**

Non-Owner Transaction Changes In Equity

Net exchange differences recognised in equity	(17)	(27)
Total changes in equity not resulting from transactions with owners as owners	**34,497**	**57,136**

Earnings Per Security (EPS)	30/06/03	30/06/02
Basic EPS	$0.208	$0.382
Diluted EPS	$0.208	$0.382

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

Revenue and Expenses from Ordinary Activities	30/06/03 $A'000	30/06/02 $A'000
Revenue from product sales	552,999	520,035
Other revenues from ordinary activities:		
- Interest revenue	817	2,754
- Proceeds on sale of controlled entities	15,400	-
- Proceeds on sale of other non-current assets	26,134	17,517
- Gain from management of hedge contracts	320	2,559
- Gain on deferred sale of mining properties	8,250	-
- Other	170	1,524
Total other revenues from ordinary activities	51,091	24,354
Revenues from ordinary activities	**604,090**	**544,389**
Details of relevant expenses:		
- Cost of production	375,736	303,867
- Selling expenses	10,936	7,313
- Royalties paid	15,397	14,222
- Administration expenses	21,810	20,913
- Writedown of accumulated deferred waste	5,404	-
- Writedown of mining properties	-	25,000
- Exploration expensed	8,052	8,000
- Restructure costs	11,128	-
- Carrying value of controlled entities sold	10,739	-
- Carrying value of other non-current assets sold	20,559	9,438
- Other	6,614	7,430
	486,375	396,183
Depreciation and Amortisation expenses		
Depreciation of non current assets	11,486	19,959
Amortisation of non current assets	53,554	35,971
	65,040	55,930
Expenses from Ordinary Activities	**551,415**	**452,113**
Capitalised Outlays		
Interest costs capitalised in asset values	986	4,418
Consolidated Retained Profits		
Retained profits at the beginning of the financial period	135,389	101,501
Net profit attributable to members	34,514	57,163
Dividends paid or payable	(12,403)	(23,275)
Retained profits at end of financial period	**157,500**	**135,389**

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	30/06/03 $A'000	30/06/02 $A'000
Current Assets		
- Cash (see reconciliation of cash)	15,462	70,241
- Receivables	46,072	36,774
- Inventories	66,024	60,490
- Other (Note B)	12,998	1,833
Total current assets	**140,556**	**169,338**
Non-Current Assets		
- Receivables	8,346	96
- Other financial assets	9,294	13,738
- Inventories	13,462	18,173
- Exploration and evaluation expenditure capitalised (Note C)	330,745	327,576
- Development properties (Note D)	509,753	451,610
- Other property, plant and equipment	218,382	228,940
- Deferred tax assets	70,585	22,819
- Other (Note E)	95,588	27,018
Total non-current assets	**1,256,155**	**1,089,970**
Total Assets	**1,396,711**	**1,259,308**
Current Liabilities		
- Payables	86,060	100,028
- Interest bearing liabilities	4,490	7,896
- Tax liabilities	764	697
- Provisions excluding tax liabilities	14,262	10,506
- Other (Note F)	20,223	894
Total current liabilities	**125,799**	**120,021**
Non-Current Liabilities		
- Interest bearing liabilities (Note G)	294,568	345,268
- Deferred tax liabilities	184,662	138,952
- Provisions excluding tax liabilities	17,826	17,519
- Other (Note H)	127,437	16,910
Total non-current liabilities	**624,493**	**518,649**
Total Liabilities	**750,292**	**638,670**
Net Assets	**646,419**	**620,638**
Equity		
Contributed equity	488,729	484,933
Reserves	(44)	(27)
Retained profits	157,500	135,389
Equity attributable to members of the parent entity	**646,185**	**620,295**
Outside equity interests in controlled entities	234	343
Total Equity	**646,419**	**620,638**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	30/06/03 $A'000	30/06/02 $A'000
Cash Flows Related to Operating Activities		
- Receipts from customers	560,505	525,004
- Payments to suppliers and employees	(490,466)	(424,723)
- Interest and other items of similar nature received	817	2,562
- Interest and other costs of finance paid	(27,073)	(21,260)
- Income taxes refunded	5,027	528
- Other:		
. expenditure on exploration interests	(11,857)	(12,547)
. royalties paid	(15,397)	(14,222)
. other receipts	4,179	2,237
Net operating cash flows	**25,735**	**57,579**
Cash Flows Related to Investing Activities		
- Payment for purchases of property, plant and equipment	(17,606)	(90,823)
- Proceeds from sale of property, plant and equipment	24,034	149
- Payment for purchases of equity investments	-	(5,698)
- Proceeds from sale of controlled entities	15,400	-
- Proceeds from sale of equity investments	2,100	17,517
- Acquisition of mining & exploration properties	(7,128)	-
- Acquisition of controlled entity	-	(42,869)
- Expenditure on mine development	(75,498)	(40,386)
- Other	(123)	3,044
Net investing cash flows	**(58,821)**	**(159,066)**
Cash Flows Related to Financing Activities		
- Proceeds from issues of securities	-	125,756
- Payment for shares bought back	-	(2,482)
- Proceeds from borrowings	118,362	202,182
- Repayment of borrowings	(102,000)	(186,393)
- Dividends paid	(9,673)	(29,133)
- Other		
. lease principal repayments	(28,382)	(5,929)
. premium paid for hedge book restructure	-	(8,018)
Net financing cash flows	**(21,693)**	**95,983**
Net increase (decrease) in cash held	**(54,779)**	**(5,504)**
Cash at beginning of period (see reconciliation of cash)	70,241	75,745
Cash at end of period (see reconciliation of cash)	**15,462**	**70,241**

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	30/06/03 $A'000	30/06/02 $A'000
Cash at bank / deposits at call	5,113	54,507
Other – gold on metal account	10,349	15,734
Total cash at end of period	**15,462**	**70,241**

At 30 June 2003 the Company's net debt (including finance leases) was $284 million (2002: $283 million) with cash and available facilities of $72 million (2002: $137 million).

Reconciliation of the operating profit after tax to the net cash flows from operations is as follows:		
Operating Profit After Tax	**34,514**	**57,163**
Depreciation	11,486	19,959
Amortisation	53,554	35,971
Provision for employee entitlements	1,436	1,965
Net provision for restoration	(2,512)	(1,525)
Exploration expenditure written off	8,052	8,000
Profit on the sale of assets	(10,236)	(8,115)
Deferred mine development	(45,157)	(71,127)
Exploration	(11,857)	(12,547)
Write down of accumulated deferred waste	5,404	-
Write down of mining properties	-	25,000
Other provisions	3,000	2,000
Changes in Assets and Liabilities		
Trade debtors	(1,509)	1,657
Other receivables	(5,737)	(1,386)
Inventories	(823)	(15,061)
Accounts payable	(12,526)	3,825
Deferred tax asset and liability (net)	(2,056)	13,327
Other	702	(1,527)
Net Operating Cash Flows	**25,735**	**57,579**

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

On 20 November 2002 the Company issued 500,000 fully paid shares as part of the acquisition cost of a 50% interest in Probo Mining Ltd.

EARNINGS PER SECURITY (EPS)

	30/06/03 A$'000	30/06/02 $A'000
a) Basic EPS	$0.208	$0.382
b) Diluted EPS	$0.208	$0.382
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	166,179,951	149,855,027
Note: The EPS includes a net charge for significant items explained on page 2 of this report.		

DIVIDENDS

Date the dividend is payable	N/A

Amount per Security		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
Final dividend:	Current year	-¢	-¢	-¢
	Previous year	7.5¢	-¢	-¢
Interim dividend:	Current year	-¢	-¢	-¢
	Previous year	12.5¢	-¢	-¢

Total Dividend per Security (interim *plus* final)	FY 2002/03	FY 2001/02
Ordinary securities	-¢	20¢

Final Dividend On All Securities	30/06/03 $A'000	30/06/02 $A'000
Ordinary securities	-	12,392

The dividend plans shown below are in operation.	Dividend Reinvestment Plan and Share Investment Plan
The last date for receipt of election notices for the dividend plans	N/A

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

Name of entity (or group of entities)	**Probo Mining Ltd**	**Pacmin Mining NL**
Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Nil	Nil
Date to which the profit/(loss) in item above has been calculated	December 2002	January 2003
Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Nil	Nil
Contribution to consolidated profit/(loss) from ordinary activities and extraordinary items after tax from sale of interest leading to loss of control ($'000)	5,761	(1,100)

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

Group's Share of Associates' and Joint Venture Entities	30/06/03 $A'000	30/06/02 $A'000
Profit (loss) from ordinary activities before tax	(2,701)	(1,870)
Income tax on ordinary activities	810	561
Profit (loss) from ordinary activities after tax	**(1,891)**	**(1,309)**
Extraordinary items net of tax	-	-
Net profit (loss)	**(1,891)**	**(1,309)**
Adjustments	-	-
Share of net profit (loss) of associates and joint venture entities	**(1,891)**	**(1,309)**

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit/(loss)	
Joint Venture Entities & Associates	**30/06/03 %**	**30/06/02 %**	**30/06/03 $A'000**	**30/06/02 $A'000**
Murray Basin Pty Ltd	50	50	(1,891)	(1,309)
Murray Basin Titanium Pty Ltd	50	50	-	-
Mines d'Or Salsigne	50	50	-	-
Probo Mining NL	-	50	-	-
Total			**(1,891)**	**(1,309)**

i) The Company's interest in Probo Mining NL was disposed of during the year.

ii) Equity accounting has not been applied as the results are not materially different from the actual results reflected in the Company's consolidated accounts.

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

Category of Securities	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities	166,757,188	166,757,188		
Changes during current period				
(a) Increases through issues	1,523,468			
(b) Decreases through buybacks	-			
(c) Increases through takeover offer	-			
Options			**Exercise price**	**Expiry date**
Options outstanding at 30 June 2002	875,000		$7.570	14/11/06
Add Issued during current period	-			
Less Exercised during current period	-			
Less Lapsed during current period	(75,000)		$7.570	14/11/06
Options outstanding at 30 June 2003	800,000		$7.570	14/11/06

SEGMENT REPORTING

INDUSTRIAL SEGMENTS	Gold Division		Minerals Division		Unallocated		Consolidated	
	30/06/03 $'000	30/06/02 $'000	30/06/03 $'000	30/06/02 $'000	30/06/03 $'000	30/06/02 $'000	30/06/03 $'000	30/06/02 $'000
Sales to customers	347,538	326,592	205,461	193,443	-	-	552,999	520,035
Other revenue	8,250	-	-	-	42,841	24,354	51,091	24,354
Total revenue	355,788	326,592	205,461	193,443	42,841	24,354	604,090	544,389
Segment results before tax	13,871	21,873	57,557	79,967	(43,906)	(31,529)	27,522	70,311
Income tax (expense) / credit							6,992	(13,148)
Net profit after tax							34,514	57,163
Segment assets	758,509	699,214	340,943	329,102	297,259	230,992	1,396,711	1,259,308
Segment liabilities	63,281	72,242	25,279	33,014	661,732	533,414	750,292	638,670
Depreciation and amortisation	54,276	49,304	6,305	4,908	4,459	1,718	65,040	55,930

GEOGRAPHICAL SEGMENTS

The Company operates principally in Australia.

ANNUAL MEETING

The annual meeting will be held as follows:

Place	Perth Parmelia Hotel Mill Street, Perth WA
Date	Friday 14 November 2003
Time	10.30am
Approximate date the annual report will be available	1 October 2003

COMPLIANCE STATEMENT

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

This report is based on accounts that are in the process of being audited.

PETER LALOR
EXECUTIVE CHAIRMAN

19 August 2003

NOTES TO THE COMPANY'S PRELIMINARY FINAL REPORT FOR THE JULY 2002 – JUNE 2003 YEAR

As a result of changes to Australia Accounting Standards which came into effect for the financial year ended 30 June 2003, the company is required to record the value of its USD foreign exchange hedge book on the Statement of Financial Position. The amount so recorded, is the net fair value of the foreign exchange financial instruments held by the company at balance date and valued against USD/AUD spot exchange rate at balance date. This amount is referred to as the spot mark to market value of the hedge book.

Based on the USD/AUD spot exchange rate at balance date of $0.6661, the company's foreign exchange hedge book has a negative net fair value of $77.6 million and is included in the Statement of Financial Position as follow:

	Current $'000	Non-Current $'000	Total $'000
Other Asset – unrealised loss on FX hedges	11,454	66,130	77,584
Other Liabilities – unrealised liability on FX hedges	(11,454)	(66,130)	(77,584)
Effect on net assets	**0**	**0**	**0**

As the valuation is based on the USD/AUD spot exchange rate at balance date the valuation will vary with movements in the spot exchange rate and movements in the underlying hedge book.

A) **TAX RECONCILIATION**	30/06/03 $'000	30/06/02 $'000
The prima facie tax on operating profit differs from the income tax provided in accounts and is calculated as follows:		
Prima facie tax on operating profit	8,257	21,093
Tax effect of permanent differences:		
Non-deductible amortisation	2,194	1,342
Non-assessable capital gains	(1,848)	(2,336)
Additional benefit of tax losses previously brought to account at their fair value at acquisition	-	(2,461)
Tax losses recognised on restructure of foreign exchange contracts attributable to the 2001 and 2002 years (significant)	(7,870)	-
Tax losses recognised on restructure of foreign exchange contracts attributable to the 2003 year	(9,167)	-
Tax losses from prior years not previously brought to account	-	(1,732)
Tax losses previously brought to account which are no longer available	1,536	-
Tax benefit on Research and Development tax concession relating to prior years brought to account due to changes in Income tax Legislation	-	(2,454)
Under provision in prior year	153	-
Other permanent difference (net)	(247)	(304)
Income tax expense/(credit) attributable to operating profit	**(6,992)**	**13,148**

	30/06/03 $'000	30/06/02 $'000
B) OTHER CURRENT ASSETS		
Prepayments	1,394	1,683
Unrealised loss on FX hedges	11,454	-
Other	150	150
	12,998	**1,833**
C) EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED		
Opening balance	327,576	147,998
Expenditure incurred during current period	11,857	12,547
Expenditure written off during current period	(8,052)	(8,000)
Acquisitions, disposals, revaluation increments, etc :		
- PacMin Mining Corporation takeover	-	185,937
- Other	5,350	(5,061)
Amortisation of producing areas	(438)	(502)
Expenditure transferred to development properties	(5,548)	(5,343)
Closing balance as shown in the consolidated balance sheet	**330,745**	**327,576**
D) DEVELOPMENT PROPERTIES		
Opening balance	451,610	234,264
Expenditure incurred during current period	117,876	130,449
Expenditure transferred from exploration and evaluation	5,548	5,343
Expenditure written off/amortised during current period:		
- Writedown of Leonora Underground	-	(25,000)
- Other writedowns	(2,390)	-
- Amortised	(50,627)	(34,471)
Acquisitions, disposals, revaluation increments, etc:		
- PacMin Mining Corporation takeover	-	138,800
- Other	(12,264)	2,225
Closing balance as shown in the consolidated balance sheet	**509,753**	**451,610**
E) OTHER NON CURRENT ASSETS		
Deferred borrowing costs	6,271	6,587
Unrealised loss on FX hedges	66,130	-
Net premium paid for hedge contracts and hedge book restructure	23,187	20,431
	95,588	**27,018**

	30/06/03 $'000	30/06/02 $'000
F) OTHER CURRENT LIABILITIES		
Deferred income	8,769	894
Unrealised liability on FX hedges	11,454	-
	20,223	**894**
G) INTEREST BEARING LIABILITIES NON CURRENT		
Senior unsecured US$ notes	254,529	298,980
Bank loan	36,596	23,333
Lease liability	3,443	22,955
	294,568	**345,268**
H) OTHER NON CURRENT LIABILITIES		
Unrealised liability on FX hedges	66,130	-
Unrealised foreign exchange gain on senior unsecured US$ notes	61,361	16,910
Other	(54)	-
	127,437	**16,910**

GWALIA
SONS OF GWALIA LTD

DIGGERS & DEALERS
"Recovering Lost Ground"

Presented by:
David Paull
Executive General Manager
Bus. Development & Marketing

5 August 2003

AGENDA

- Recovering Lost Ground
- A Material Gold Business
- World Class Tantalum Business
- Hedging - Smaller but Just as Valuable

SONS OF GWALIA LTD

RECOVERING LOST GROUND

- Restructure of the Gold and Head Office organisation
- Reducing gold costs / Increasing Margins
- Reducing debt
- Improving the performance of the Gold Asset Base
- Maximising the value of the Tantalum Business at cyclical lows
- Reducing the size of foreign exchange and gold commitments

SONS OF GWALIA LTD

SONS OF GWALIA

GOLD
3 regions
577,702ozs
(Record)

ADVANCED MINERALS
2 Tantalum mines
2.1mlbs Ta concentrates
122,000t of Li minerals
(Record)

SONS OF GWALIA LTD

GOLD OPERATIONS - 3 REGIONS


WA
Port Hedland
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
0
500 km

Gold Bearing Regions
+25Mozs of gold discovered in SGW controlled tenements in these 3 regions

SONS OF GWALIA LTD

SONS OF GWALIA GOLD PRODUCTION


Ounces
600,000
500,000
400,000
300,000
200,000
100,000
0
1998
1999
2000
2001
2002
2003

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

SOUTHERN CROSS REGION


Golden Pig
Cornishman
Marvel Loch
Yilgarn Star
Bounty
Blue Haze
100km
Plant & Mine
Satellite Mine
Resource
Prospect
SGW Tenements & JVs
Greenstone Belt
Granite
N
25km

- 5,000km² of prospective ground
- Central 2.5Mtpa processing facility
- Multiple open cut & under-ground ore sources

SONS OF GWALIA LTD

SOUTHERN CROSS STRATEGY

- Securing cashflow from previous investments
- Improving quality by developing fewer higher margin deposits


200,771
175,000
200,000
150,000
100,000
50,000
0
Ounces
Blue Haze
Yilgarn Star
Golden Pig
Marvel Loch
Cornishman
Marvel Loch
2002/03
2003/04

SONS OF GWALIA LTD

MARVEL LOCH PROPOSED UNDERGROUND MINE
Long Section


South
South Pit
Centre Pit
North Pit
North
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
Tunnel Portal
March 2003
March 2004
March 2004
250m
500m
750m
Target
g/m Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30
250m

SONS OF GWALIA LTD

LEONORA REGION


50km
Wonder
Tarmoola
Sons of Gwalia
Gwalia Deeps
Plant & Mine
Satellite Mine
Resource
SGW Tenements & JVs
Granite
Greenstone Belt
N
25km

- 2,200km² of prospective ground
- The Sons of Gwalia mine and mill to close in December quarter
- Tarmoola mine under review
- Gwalia Deeps 1.6Mozs pre-feasibility status

SONS OF GWALIA LTD

TARMOOLA PIT


NORTH PIT
NORTH 5 SOUTH
Canyon Granites
10,400 SHOOT
SOUTH PIT
700m

SONS OF GWALIA LTD

TARMOOLA OPERATIONAL STRATEGY
Tarmoola Pit

- Drilling for bulk tonnage low strip ratio resources
- Higher tonnage key to lowering costs
- Recent results confirm gold associated with stockwork in granite

<u>Satellite Development</u>

- Kailis
- Rainbow

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

TARMOOLA REGION


MAFIC
MAFIC
Contauri
Drill intercepts
TARMOOLA
Severn
Lancelot
Rainbow
Puzzle
GRANITE

SONS OF GWALIA LTD

SONS OF GWALIA MINE

Production History

Gold production from 1987-1963	2.6Mozs
Gold production from 1983-2003	1.5Mozs
	4.1Mozs

- Over 20 years, the mine produced AS350M in earnings
- Or AS230/oz in earnings

One of the Most Profitable Gold Mines in Western Australia

SONS OF GWALIA LTD

SONS OF GWALIA OPERATIONS

Sons of Gwalia Plant

- Underground Mine closing September 2003
- Milling will finish in December Quarter

The Gwalia Deeps Project

- Project scope being reassessed to reduce up-front capital expenditure estimate
- JV proposals received to date not attractive vs. 100% ownership

SONS OF GWALIA LTD

SOUTH LAVERTON REGION


Sunrise Dam
Red October
Safari
Deep South
100km
Porphyry
Haul Road
Twin Peaks
Monty Dam
Laverton Tectonic Zone
Carosue Dam
Plant & Mine
Satellite Mine
Resource
Prospect
SGW Tenements
Greenstone Belt
Granite
N
25km

- 3,000km² tenements
- Large, new 2.3Mtpa mill
- Excellent opportunities to add value through satellite operations
  - Safari Bore
  - Deep South
  - Red October

SONS OF GWALIA LTD

RED OCTOBER - LONG SECTION


South
North
0m
14m@20.66g/t Au
17m@14.53g/t Au
7m@36.85g/t Au
9m@25.11g/t Au
11m@24.98g/t Au
250m
Target
g*m Gold
1 - 5
5 - 10
10 - 20
20 - 50
> 50
500m
250m

SONS OF GWALIA LTD

EXPLORATION AND GROWTH PROSPECTS

LEONORA

- Tarmoola
- Gwalia Deeps

SOUTH LAVERTON

- Safari/Deep South trend
- Red October Underground
- Carosue Mine Corridor

SOUTHERN CROSS

- Marvel Loch Underground
- Southern Cross Environs

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

GOLD DIVISION SUMMARY

- Costs being reduced
- Lower but better quality production
- Return on assets not acceptable
- New projects to improve "quality" such as:
  - Marvel Loch Underground
  - Red October
  - Gwalia Deeps

SONS OF GWALIA LTD

ADVANCED MINERALS

- Tantalum
- Lithium Minerals
- Mineral Sands

SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION
A WORLD CLASS TANTALUM BUSINESS


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Lbs Ta2O5
80%
70%
60%
50%
40%
30%
20%
10%
0%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Tantalum Sales (lbs Ta2O5)
% of World Needs

SONS OF GWALIA LTD

TANTALUM BUSINESS

	2003/04 Forecast	*2002/03 Actual*
Production	2.2Mlbs Ta_2O_5	2,193,792lbs Ta_2O_5
Sales	2.1Mlbs Ta_2O_5	2,140,693lbs Ta_2O_5

RECORD TANTALUM SALES & PRODUCTION FOR 2002/03

SONS OF GWALIA LTD

GREENBUSHES MINE



SONS OF GWALIA LTD

GREENBUSHES UNDERGROUND MINE

- Maximum production of 1Mtpa or 700,000lbs Ta_2O_5
- Placed on Care & Maintenance - Dec 2002
- Examining a slower scale up mine plan to match market demand & lower operating costs

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*

GREENBUSHES UNDERGROUND Upper Levels Drill Section 12735m N


PEGMATITE
DECLINE
?
?

SONS OF GWALIA LTD

WODGINA MINE



Now the largest lowest cost hard rock tantalum mine in the world

SONS OF GWALIA LTD

TANTALUM MARKET


Ingot 9%
Scrap Metal 4%
Powder 49%
Chemicals 11%
Carbides 13%
Mill Products 14%

- Electronics Sector - Solid volume growth soaking up inventories of raw materials
- Low demand satisfied largely by contracted sales
- Ore Spot Market - pricing low & not representative

SONS OF GWALIA LTD

REDUCING LEVELS OF GOLD HEDGING

Commitments reduced by more than 1Mozs in 2002/03.


6000000
5000000
4000000
3000000
2000000
1000000
0
Ounces
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Puts
Forwards & Convertibles
Post Sept 2001 Pro Forma Pacmin & SGW

SONS OF GWALIA LTD

GOLD HEDGING MAKES A POSITIVE CONTRIBUTION

	2002/03 $/oz
Average Delivered Price	$602
Average Spot Price	$572
	$30
Production	577,702
Extra Cashflow	$17M

SONS OF GWALIA LTD

FOREIGN EXCHANGE

Commitments reduced by US$400M in 2002/03.

	Hedging Commitments (US$M)			
	FY2004	FY2005	FY2006	F2007-9
Forwards	73.4	4.0	44.1	248.1
Sold US$ Calls	30.5	25.0	-	34.0
Sold Contingent US$ Calls	48.4	187.6	84.6	-
Maximum Potential Hedging	152.3	216.6	128.7	282.1
Average Rate	0.6950	0.6900	0.7100	0.7050

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

SUMMARY - RECOVERING LOST GROUND

- Organisational Change
  - Reducing people numbers & removing duplication
  - Head Office to provide services
  - Lower gold cash costs
  - Better quality technical input
  - Improved operating performance
- Reduction in Overheads
- Greater Control of Capital Allocation

SONS OF GWALIA LTD

SUMMARY - RECOVERING LOST GROUND (cont.)

- Continue to improve FX and Gold Hedge Books
- Reduction in Risk
  - Reduction in debt (inc. finance leases) ↓ by A$50M since December 2002
  - Reduction in Gold and FX commitments

SONS OF GWALIA LTD


SONS OF GWALIA
www.sog.com.au
SONS OF GWALIA LTD

MEDIA Release

03 OCT 23 7:21

GWALIA

17 July 2003

SONS OF GWALIA LTD. ("THE COMPANY") TODAY ANNOUNCED ITS RESULTS FOR THE QUARTER ENDED 30 JUNE 2003

GOLD PRODUCTION FOR THE QUARTER EXCEEDS FORECAST

The Company said that it had achieved record gold production for the quarter of **168,960 ounces**. This was achieved on strong production from its three regional gold centres.

The Company's cash costs of production also reduced during the quarter to **$409** per ounce. All gold was delivered at an average price of **$617** an ounce which was well in excess of the average spot price for the quarter and provided a cash margin of **$208** after operating costs.

Gold production for the full year was **577,702** ounces at an average cash cost of **$454** per ounce and an average realised delivery price of **$602** per ounce.

GOLD PRODUCTON OF APPROXIMATELY 500,000 OUNCES FORECAST FOR THE 2003/2004 FINANCIAL YEAR

The Company said that its forecast gold production for the **2003/2004** year was approximately **500,000 - 510,000 ounces**. This would comprise production from its regional centres as follows:

Southern Cross	**175,000 ounces**
Laverton	**175,000 ounces**
Leonora	**155,000 ounces**
Total	**505,000 ounces**

Gold production forecasts for the ensuing years will be issued towards the end of August when the Company has completed the technical and economic evaluation of its Tarmoola gold mine north of Leonora.

ENCOURAGING DRILLING RESULTS AT THE CANYON GRANITES PROJECT AT THE TARMOOLA MINE

The Company said that it had received encouraging results from the drilling programme to test the potential for economic granite hosted mineralisation at Tarmoola.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

A significant number of positive intersections had been recovered within broader zones of low grade granite. Better results received from the programme to date include:

11 metres @ 5.3 g/t gold
18 metres @ 2.6 g/t gold
3 metres @ 28 g/t gold
5 metres @ 64.2 g/t gold
4 metres @ 17.5 g/t gold
2 metres @ 47.1 g/t gold

These excellent results were recovered within large envelopes of lower grade mineralisation and the target for the programme is large tonnages of ore at similar grades to current mining, but at low strip ratios.

RECORD TANTALUM PRODUCTION AND SALES FOR THE YEAR

The Company said that tantalum production and sales for the year were both at record levels and that tantalum inventories had also been reduced to very low levels at the end of the financial year.

Full year sales amounted to **2,140,693 lbs**.

The reduction of inventories across the broader tantalum supply chain continued in the quarter with evidence of improvement in the global electronics industry, particularly in the Asia-Pacific region.

Spot sales at moderate levels are still being reported at prices reflecting current market conditions although the Company said there was some evidence of tightening supply.

SUBSTANTIAL IMPROVEMENT IN THE STRUCTURE AND MARK TO MARKET VAUES OF THE COMPANY'S GOLD AND FOREIGN EXCHANGE HEDGE BOOKS

During the quarter and the financial year, the Company substantially improved its gold and foreign exchange hedge books due to a combination of delivering into existing positions and ongoing re-structuring of both the gold and foreign exchange hedge books.

The Company said that, as at the end of the financial year, the combined indicative mark to market of these positions has reduced significantly compared to the previous financial year.

SUMMARY

The Executive Chairman of Sons of Gwalia, Peter Lalor, said: "The 2002/2003 financial year has been a difficult one for the Company. However, a great deal of effort has gone into stabilising and re-structuring many of the issues which have confronted the Company over the last year. Improvements in a number of key financial areas and the ongoing re-structuring and improvements in the Gold Division are all positive features of the last two quarters."

"The challenge for the Company is to continue and carry out these improvements into the 2003/2004 financial year", Mr Lalor said.

For more information please contact:

Peter Lalor, Executive Chairman
David Paull - General Manager, Business Development & Marketing
Stephen Thomas - Manager - Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

REPORT ON ACTIVITIES
For The Quarter Ended 30 June 2003

HIGHLIGHTS

ADVANCED MINERALS

- Tantalum production for the quarter of 527,972 lbs.
- Quarterly tantalum contracted sales of 656,633 lbs in line with existing contracts.
- Record tantalum production and sales for the year at 2,193,792 lbs and 2,140,693 lbs respectively, which exceeded revised budget estimates.
- Tantalum inventory at reduced levels at year end

GOLD

- Record Gold production for the quarter of 168,960 fine ounces with production for the full year at 577,702 exceeding the previously advised target of 545 – 560,000 ounces.
- Gold cash costs for the quarter averaged $409 per ounce.
- Average sale price received for the quarter was $617 per ounce realising a cash margin of $208 per ounce.
- Forecast gold production of 500,000–510,000 ounces for the 2003-04 financial year from the Southern Cross, South Laverton and Leonora regions.

EXPLORATION AND RESOURCE DEVELOPMENT

- Encouraging drilling results at the Canyon Granites project at the Tarmoola Mine.
- Development of the Red October Underground Mine to commence in the second half of the 2003/2004 financial year.

CORPORATE

- Restructuring of the Gold Division and Head Office with the introduction of a new Operating Model announced during the quarter.
- The Company will review the structure and make up of the Board of Directors to ensure compliance with current Corporate Governance Guidelines prior to the end of the calendar year.

EXECUTIVE CHAIRMAN'S COMMENTS

The June 2003 quarter was a good one for the Company with strong operational results and profitability from both the Gold and Minerals Divisions.

Gold production of 168,960 ounces was by far the best quarter for the financial year. However, it should be noted that the excellent production during the June quarter was positively influenced by the availability of high grade ore sources particularly at Southern Cross. In the absence of the Blue Haze deposit, in particular, September quarter production is unlikely to repeat this excellent result. However, the Company's gold production for the 2004 financial year is estimated to be approximately 500,000 ounces.

Tantalum sales for the year were a record for the Company. The Company reduced its tantalum inventories to very low levels at the end of June. However these will gradually be increased over the next two quarters in line with the Company's commitment to the tantalum industry to maintain reasonable inventory levels.

During the quarter, the Company announced a significant restructuring of both Gold and Head Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the gold mine sites will be moved and managed in future from Perth Office. This will allow the operating sites to concentrate on their core functions of production of gold, control of their costs and careful management of capital expenditure in the future. The Company anticipates significant cost savings will result from this restructure.

As advised, the Company is currently in the process of appointing two new Executive General Managers who will be responsible for the Exploration, Resource Development and Operations of in particular, the Gold Division. The Company will also, in the foreseeable future, appoint a new Managing Director and will review the structure and make up of the Board of Directors to ensure compliance with current Corporate Governance Guidelines prior to the end of the calendar year.

During the financial year ended 30 June 2003, the Company substantially improved it's gold and foreign exchange hedge books due to a combination of delivering into existing positions and ongoing restructuring of both the gold and foreign exchange books. At 30 June 2003, the combined negative mark to market of these positions has reduced significantly compared to the previous financial year.

The gold plan for the next financial year indicates total production of 500,000-510,000 fine ounces from the three key regional centres. The longer term plan is still not completed due to the fact that the evaluation of the drilling programme at the Tarmoola Mine is still ongoing. The Company has received encouraging results from the drilling at Tarmoola to date and we anticipate being able to complete a resource and longer term economic evaluation by mid to late August. As soon as this is completed, the Company will advise the market accordingly.

The Company's cash balance position and bank facilities were at reasonable levels at year end as previously forecast.

In summary, the 2002-2003 financial year has been a difficult one for the Company. However, a great deal of effort has gone into stabilising and restructuring many of the issues that confronted the company over the last year. Improvements in a number of key issues such as the gold and foreign exchange hedge books, mark to market positions on both books, ongoing restructuring and improvements in performance in the Company's Gold Division are all positive features over the last two quarters.

The challenge for the Company is to continue and carry these improvements into the 2003/2004 financial year.

Peter Lalor
Executive Chairman
17 July 2003

GOLD OVERVIEW

PRODUCTION

Gold production for the June quarter totalled 168,960 fine ounces. Gold was produced at an average cash cost of $409 per ounce and sold at $617 per ounce. This returned a cash margin of $208 per ounce. The average spot price for the quarter was $544 per ounce and the spot price at the date of this report is $523 per ounce.

Gold production for the year was 577,702 ounces at an average cash cost of $454 per ounce and an average realised delivery price of $602 per ounce.

SONS OF GWALIA EQUITY GOLD PRODUCTION					
Operation	**Tonnes Milled**	**Head Grade (g/t)**	**Production ounces**	**Cash Cost/oz**	**Total Cost/oz**
Leonora Operations					
Sons of Gwalia Operations					
Gwalia Underground	112,608	4.29	13,842		
Gwalia Stockpile	82,311	1.03	2,451		
Tower Hill Stockpile	226,936	0.90	5,793		
Sundry	21,611	1.98	1,209		
Tarmoola Operations					
Tarmoola OC	821,560	1.26	31,791		
Jasper Stockpile	121,241	0.74	2,730		
LEONORA REGION	**1,386,267**	**1.40**	**57,816**	**445**	**542**
Southern Cross Region					
Marvel Loch Open Cut	301,573	2.11	19,133		
Golden Pig HG	64,814	9.25	17,977		
Yilgarn Star HG	16,571	7.30	3,544		
Blue Haze	89,904	8.94	24,381		
Cornishman (51%)	59,520	2.99	5,360		
Sundry	11,656	7.14	2,539		
SOUTHERN CROSS REGION	**544,038**	**4.45**	**72,934**	**395**	**523**
South Laverton Region					
Carosue Dam					
Karari	299,655	2.04	18,617		
Luvironza	2,476	0.88	67		
Monty's Dam	208,715	2.62	16,687		
Twin Peaks	56,205	1.65	2,839		
SOUTH LAVERTON REGION	**567,051**	**2.21**	**38,210**	**379**	**528**
TOTAL GOLD PRODUCTION	**2,497,356**	**2.25**	**168,960**	**409**	**531**

NOTE:

(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

(c) The Sons of Gwalia equity accounted Southern Cross Region production of 72,934 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture.

LEONORA REGION


THUNDERBOX
N
25
kilometres
TARMOOLA
(CANYON GRANITES PROJECT & GALAHAD PIT)
LANCELOT
KAILIS
TOWER HILL
SONS OF GWALIA
Leonora
CARDINIA
BUTTERFLY
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Production for the quarter was 57,816 fine ounces at a cash cost of $445 per ounce.

Production for the full year from the Leonora Region was 237,036 fine ounces at a cash cost of $470.

Production for the 2003/2004 financial year is estimated to be 155,000 ounces.

Sons of Gwalia Mine

Production for the quarter was 23,295 fine ounces.

The underground operation will be completed during the September 2003 quarter with milling to conclude in the December quarter. Estimated gold production prior to closure will be 20–25,000 ounces.

Tarmoola Operations

Gold production for the quarter was 34,521 fine ounces. Production from the Tarmoola pit was from the North 5 South cut back supplemented with a high grade component from the satellite Galahad pit and oxide ore stockpiles. Milling exceeded budget throughput at an annualised rate of 3.77 million tonnes.

Productivity from the Tarmoola pit improved further with a single excavator being utilised solely in the North 5 South cutback. Within this area, significant quantities of additional lower grade granite mineralisation has been encountered compared to the geological resource model. This indicates potential for an extension of this mineralisation into the Canyon Granites area and forms the basis of the extensional drilling programme outlined below.

Gold production from the Tarmoola Mine in the 2003/2004 financial year is estimated to be 130,000 ounces. This does not take into account any additional ore that may be delineated on the completion of the Canyon Granites drilling programme.

LEONORA REGION – DEVELOPMENT

Tarmoola Canyon Granites Drilling programme

The Canyon Granites drilling programme is testing the potential for economic granite hosted mineralisation between the Tarmoola north and south pits. By potentially linking untested areas of mineralised granite with known resources within and around the current pit outline, it is hoped to delineate resources with a sufficiently low strip ratio to become reserves. Available results from the 12,853 metres of drilling completed to the 30th June are tabulated below -

Hole ID	Northing	Easting	RL (m)	Dip(o)	Azimuth(o)	From (m)	Intersection
TARC3492	10304	50531	211	-58	045	33	7m @ 3.8 g/t Au
TARC3498	10400	50404	215	-59	090	26	2m @ 14.1 g/t Au
(includes)						32	4m @ 3.8 g/t Au
TARC3506	10340	50320	219	-60	044	15	16m @ 4.2 g/t Au
TARC3509	10306	50475	216	-47	036	126	12m @ 2.3 g/t Au
TARC3524	10137	50309	255	-60	018	103	1m @ 36.1 g/t Au
TARC3526	10129	50298	254	-59	046	89	2m @ 47.1 g/t Au
TARC3529	10305	50460	217	-54	038	32	11m @ 2.9 g/t Au
TARC3530	10121	50297	254	-58	064	59	2m @ 10.1 g/t Au
(includes)						94	4m @ 17.5 g/t Au
TARC3531	10301	50241	226	-51	062	4	18m @ 2.6 g/t Au
TARC3533	10305	50494	214	-66	048	70	3m @ 7.8 g/t Au
TARC3541	10305	50476	216	-63	045	20	11m @ 5.3 g/t Au
TARC3542	10107	50213	250	-59	072	49	3m @ 28.0 g/t Au
TARC3554	10267	50384	226	-63	059	36	2m @ 14.3 g/t Au
TARC3557	10221	50339	233	-48	092	17	2m @ 13.1 g/t Au
TARC3558	10340	50440	217	-55	043	0	4m @ 6.1 g/t Au
(includes)						27	3m @ 7.7 g/t Au
TARC3570	10075	50232	254	-58	057	52	6m @ 3.7 g/t Au
TARC3579	10291	50327	218	-57	021	66	8m @ 9.5 g/t Au
TARC3589	10265	50065	257	-57	030	79	6m @ 3.4 g/t Au
(includes)						109	6m @ 4.2 g/t Au
TARC3595	10367	50321	218	-54	341	2	5m @ 64.2 g/t Au
TARC3601	10248	50072	257	-66	043	60	7m @ 3.6 g/t Au
TARC3602	10160	50058	263	-52	042	123	8m @ 4.7 g/t Au
TARC3608	10404	50466	209	-64	012	17	29m @ 1.3 g/t Au
TARC3609	10430	50659	132	-63	046	27	6m @ 6.0 g/t Au
TARC3611	10458	50516	201	-67	034	36	5m @ 6.5 g/t Au

The holes have been drilled at various azimuths, inclinations and RL's to accommodate the siting of holes in and around Tarmoola pit ramps and walls, stockpiles and other mine infrastructure and to test a zone of 50 metres below the pit floor.

The target for this programme is large tonnages of ore at similar grades to current mining of approximately 1.3 g/t gold but at low strip ratios. The economic evaluation should be completed mid to late August 2003.

Tarmoola 10,400N Shoot Underground Resource Model

An estimate of the 10,400N shoot resource below the current pit design (at a 2.5g/t cut off) is tabulated below. This follows a programme of 65 drill holes for 5,000metres. An estimate of the recoverable resource in the 10400N shoot is in progress.

Category	Tonnes	Grade	Ounces
Indicated	**650,000**	**4.6**	**96,000**

Further evaluation of the 10400 shoot will be run in conjunction with the revised resource estimate for the Tarmoola Open pit to include the Canyon Granites drilling results.

Resource Review of Previously Mined Open Pits

Kailis [28 km south of Tarmoola]

An infill-drilling programme at the Kailis open pit included the following significant intercepts. The in-fill holes were drilled along strike from an open pit that produced high grade oxide ore (>5g/t) in 2001.

Hole ID	Northing	Easting	From	Intersections
KARC0001	33721	175481	57	9m @ 5.2 g/t Au
KARC0034	33750	175120	67	7m @ 15.6 g/t Au
KARC0052	33740	174640	74	12m @ 1.9 g/t Au
KARC0053	33760	174640	67	3m @ 23.0 g/t Au
	33760	175640	74	7m @ 4.4 g/t au
KARC0061	33760	174580	70	9m @ 4.1 g/t Au

A new resource estimate and feasibility review for restarting open pit mining operations at Kailis will be produced in the next quarter.

LEONORA REGION – EXPLORATION

Lancelot Prospect

Further reverse circulation drilling at this prospect, two kilometres south-west of the Tarmoola mine, returned encouraging results, including 15 metres at 2.08g/t gold from 81 metres, in a geological setting analogous to that at Tarmoola. Mineralisation is associated with flat-lying contacts between altered mafic and ultramafic rocks in an area of structural complexity. Further drilling is planned.

SOUTHERN CROSS REGION


Bullfinch
SOUTHERN CROSS JV
GOLDEN PIG
ARIES
Southern Cross
CORNISHMAN
Westonia
MARVEL LOCH
HERCULES
YILGARN STAR
BOUNTY
BLUE HAZE
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Southern Cross Operations

Attributable production for the full year from the Southern Cross region was 200,771 fine ounces at a cash cost of $454 per ounce.

Production for the quarter was 78,084 fine ounces at a cash cost of $395 per ounce.

The Company's equity accounted production of 72,934 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture. There has been a significant improvement in cash costs due to higher grade mined from the Marvel Loch South Pit, Golden Pig and Blue Haze mines.

Plant throughput was reduced slightly for the quarter to improve recoveries to 94.5%, from 91.5% for the previous quarter. It is planned to maintain a production rate of approximately 2.5mtpa at which more optimal recoveries can be achieved.

The Company's share of forecast production for the 2003/2004 financial year is 175,000 fine ounces.

Marvel Loch

Above target ore tonnes and grades were achieved due to a reduced impact of voids associated with the historic Murphy's pit. In the next quarter, mining is expected to be below the Murphy's pit position with more consistent ore blocks at more consistent grades.

Golden Pig Underground

Further improvement in recovered grades was achieved following modifications to mining methods and geological practices. Mining rates have been sustained at the rate of approximately 250,000 tonnes per year. Resource drilling continues to outline additional resources which is likely to maintain the mine life for at least another three years.

Yilgarn Star Underground

Production from underground ceased at the end of April following the mining of all ore sources above No. 17 level and the mine has been placed on care and maintenance. The underground drilling program of Premier Deeps was completed with encouraging results. Currently a geological assessment and mine feasibility study are being completed to determine the optimum method of extraction for the mining of the high grade ore source.

Great Victoria Underground

The mine is currently on care and maintenance. A reassessment of the mining method to extract the remnant high ore is currently being undertaken.

Cornishman Open Pit (51%)

The mining of Stage 3 was almost completed at the end of the quarter with only remnant mining to be completed. Mining of Stage 4 during the 2003/2004 financial year is expected to produce approximately 570,000 tonnes at a grade of 3.51 grams per tonne plus some lower grade stockpiles.

Blue Haze

Mining at Blue Haze was completed in May with all ore transported to and treated at Marvel Loch by the end of the June quarter. Grades mined were significantly above and tonnes less than the mine plan. Overall, this resulted in above planned gold production for the quarter.

SOUTHERN CROSS REGION – DEVELOPMENT

Marvel Loch Underground Project and South Pit Extension

The development of the South Pit Extension ramp continued ahead of schedule, with 640 metres completed, representing 50% of the planned meterage to develop the ore below South Pit.

Approval has also been given to commence the decline north from the South Pit Extension ramp. This will provide access to the Undaunted and other high grade lodes below the North pit before the end of 2003/2004 financial year.


South
North
South Pit
Centre Pit
North Pit
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
CURRENT PIT (April '03)
Tunnel Portal
March 2003
BASE OF CONVENTIONAL OPEN PIT
FINAL PIT (Tunnel Pit)
March 2004
March 2004
0m
250m
500m
750m
Target
Target
Target
Target
250m
gxm Gold
1 - 2
2 - 5
5 - 15
15 - 30
>30

Golden Pig Underground

Diamond drilling from the southern to northern extent of the underground mine continued to infill resources in the banded iron and shear-hosted ore bodies. A total of 79 holes were completed during the quarter for 6,412 metres.

Significant intercepts included :-

Hole ID	Northing	Easting	RL	Dip	Depth From	Interval	Gold Grade
GPD2928	13110	4705	1199	-03	88.6	4.5	7.7
GPD3118	13210	4698	1214	-19	133.2	2.9	5.6
GPD3127	13325	4749	1230	-01	12.7	3.0	11.5
GPD3144	14141	4800	1180	20	0.0	5.2	24.2
GPD3149	13440	4730	1209	02	73.8	7.3	8.4
GPD3167	13110	4705	1199	03	108.0	3.5	10.0
GPD3168	13810	4748	1215	-30	81.0	8.0	11.1
GPD3172	13791	4756	1218	-34	60.3	4.6	9.0

Yilgarn Star Gold Mine

The Premier Deeps diamond drilling program was completed with the total program comprised 53 holes for 11,893 metres. The drilling tested the potential strike extensions of the Premier Lode from 480 to 580 metres below the surface in order to progress mining of the 17 level to 20 levels.

Significant intercepts included :-

Hole ID	Northing	Easting	RL	Dip	Depth From	Interval	Gold Grade
820/925N	10944	5787	1931	-45	188.0	3.0	61.1
820/1090N	11042	5787	1932	-41	253.0	6.0	30.0
840/1045NA	11040	5787	1932	-38	185.2	8.7	5.3
860/940N	10944	5787	1931	-35	140.0	6.0	6.4

SOUTHERN CROSS REGION – EXPLORATION

Aries Prospect (SGW earning 60%)

Further drilling was completed at this prospect, two kilometres along strike to the north of the Golden Pig mine, to follow-up a previously reported intersection of 12 metres at 4.51g/t gold from 201 metres. A hole drilled 100 metres down-dip from this intersection returned 5.65 metres at 3.07g/t gold from 341 metres. Results from drilling to the north and south were disappointing and indicate that the mineralisation has a limited strike length. Further work at the prospect is under review.

SOUTH LAVERTON REGION


Laverton Tectonic Zone
RED OCTOBER
SAFARI BORE
DEEP SOUTH
PORPHYRY
Keith-Kilkenny Tectonic Zone
TWIN PEAKS
ELLIOTS LODE
MONTY'S DAM
CAROSUE DAM
N
25
kilometres
Laverton
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Carosue Dam Mine

Production for the full year was 139,894 fine ounces at a cash cost of $426 per ounce.

Forecast production for the 2003/2004 financial year is 175,000 fine ounces.

Gold production for the quarter was 38,210 fine ounces at a cash cost of $379 per ounce. Production was from the Karari, Monty's Dam and Twin Peaks open pits. The quarter saw the first production from Twin Peaks and the first ore from Safari Bore is expected to be processed in the September quarter.

Mining at Monty's Dam has been completed and the Karari open pit will be completed during the September quarter. The majority of production in the September quarter will be sourced from the high grade Twin Peaks and Safari Bore open pits, supplemented with stocks from Karari and Monty's Dam. The higher gold production for 2003/2004 is a result of mining and treating higher grade ore from Twin Peaks and Safari Bore.

SOUTH LAVERTON REGION – DEVELOPMENT

Safari Bore / Deep South

Topsoil removal and pre-stripping commenced at Safari Bore, with construction of the haul road from Twin Peaks near completion at the end of the quarter.

Resource modelling and a feasibility study of the Deep South deposit (5km east of Safari Bore) is ongoing and is expected to be completed in the September quarter.

Red October

Trial underground mining of a limited portion of the high grade Red October resource has been approved for commencement in the second half of the financial year. The trial mining would aim to validate tonnes and grade per vertical metre to allow further development of the deposit. The current project has the potential to mine 450,000 tonnes at 10 g/t for approximately 150,000 ounces recovered. The major ore lodes still remain open at depth.

Elliots Lode

A limited programme of drilling on the Elliots Lode deposit to the north of Monty's Dam was completed late in the quarter. Preliminary studies show encouraging signs of a small high grade extension to the Monty's Dam resource.

SOUTH LAVERTON REGION – EXPLORATION

Far East Prospect

Aircore drilling of a structural target beneath transported cover, 20 kilometres north of the Carosue Dam mine, has defined a gold anomaly, 700 metres x 300 metres in size. Results included:

Hole No.	Depth (m)	Intersections
FEA31	38 *(to end-of-hole)*	2m @ 6.4 g/t Au
FEA52	69	6m @ 1.2 g/t Au
FEA78	69	9m @ 1.5 g/t Au
FEA80	54	3m @ 5.3 g/t Au

Mineralisation is associated with shear zones which cut altered volcanic rocks and granite. Further drilling is planned in the September 2003 quarter.

ADVANCED MINERALS

PRODUCTION AND SALES

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	Unit	13 weeks ending 30.09.02	13 weeks ending 31.12.02	13 weeks ending 31.03.03	13 weeks ending 30.06.03	Rolling Annual Result
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	297,034	266,912	236,856	255,998	1,056,800
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	427,294	241,893	195,831	271,974	1,136,992
TOTAL TANTALUM PRODUCED		**724,328**	**508,805**	**432,687**	**527,972**	**2,193,792**
TOTAL TANTALUM SOLD		**465,987**	**477,610**	**540,463**	**656,633**	**2,140,693**
Tin						
- Produced	Tonnes	218	197	136	157	708
- Sold		233	184	151	185	753
Lithium / Spodumene						
- Produced	Tonnes	30,923	27,453	26,044	26,665	111,085
- Sold		22,341	37,322	28,245	34,242	122,150
Kaolin						
- Produced	Tonnes	0	0	0	0	0
- Sold		97	40	1,580	120	1,837
Murray Basin JV[a]						
- Rutile Produced	Tonnes	7,811	7,033	8,354	5,131	28,329
- Rutile Sold		2,318	6,197	11,910	1,208	21,633
- Zircon Produced	Tonnes	2,621	2,833	2,515	2,872	10,841
- Zircon Sold		1,178	1,498	2,327	2,915	7,918
- Ilmenite Produced	Tonnes	90	28,041	955	21,898	50,984
- Ilmenite Sold		12,152	0	30,105	20,117	62,374
TOTAL HM PRODUCED		**10,522**	**37,907**	**11,824**	**29,901**	**90,154**
TOTAL HM SOLD		**15,648**	**7,695**	**44,342**	**24,240**	**91,925**

(a) All figures are 100%.
(b) Ta figures include production from various tribute contracts.

ADVANCED MINERALS – SALES

The Company's tantalum sales of 656,633 lbs for the quarter were in line with its contractual arrangements.

Sales for the year were a record at 2,140,693 lbs and inventories were reduced to low levels by the end of the quarter and will be reinstated over the next two quarters.

Production and sales for the next financial year are estimated to be approximately 2.2 million lbs and 2.1 million lbs respectively.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced 255,998 lbs of Ta_2O_5, 157 tonnes of tin and 26,665 tonnes of lithium concentrates during the quarter.

Production and sales were both in line with budget estimates. The underground mine was maintained in a state of readiness to respond rapidly to any market upturns. Consolidation under the revised operating structure was successfully completed and operating staff levels have stabilised.

Full year lithium sales were excellent reflecting increased sales in the Asia Pacific Region.

Wodgina Mine

Wodgina produced 271,974 lbs of Ta_2O_5 during the quarter and operated at the planned production level to match off take requirements.

Murray Basin Mineral Sands Joint Venture (50%)

Production from Wemen was 5,131 tonnes of rutile and 2,872 tonnes of zircon. A parcel of intermediate magnetic minerals was processed through the Cable Sands Mineral Separation Plant at Bunbury to produce 21,898 tonnes of ilmenite.

Because of shipping delays, 10,100 tonnes of rutile scheduled for shipment in June were not dispatched until early July. This sale will be recorded in the next quarter.

During the quarter, the Murray Basin Mineral Sands Joint Venture agreed to transfer the treatment of the Heavy Mineral Concentrates produced from the Wemen Mine from Thurla, near Mildura, to Cable Sands Bunbury Dry Plant. This decision was driven by lower costs, greater production flexibility for the Joint Venture and the availability of spare capacity at Bunbury.

TANTALUM MARKET

The reduction of tantalum inventories continued during the quarter with evidence of improvement in the global electronic industry particularly in the Asia Pacific Region. Spot sales at moderate levels are still being reported at prices reflecting current market conditions although there is some evidence of tightening supply.

CORPORATE

Gwalia Deeps

The tender process relating to a potential joint venture partner for the Gwalia Deeps project is nearing completion. To date, however, none of the existing proposals is acceptable to the Company which wishes to retain a reasonable equity position in the project going forward. Negotiations are continuing.

Corporate Restructuring

During the quarter, the Company announced a significant restructuring of both Gold and Head Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the gold mine sites will be moved and managed in future from Perth Office. This will allow the operating sites to concentrate on their core functions of production of gold, control of their costs and careful management of capital expenditure in the future. The Company anticipates annual cost savings of approximately $10 million will result from this restructure.

The Company is also currently in the process of appointing two new Executive General Managers who will be responsible for the Exploration, Resource Development and Operations of in particular, the Gold Division. The Company will also, in the foreseeable future, appoint a new Managing Director and will review the structure and make up of the Board of Directors to ensure compliance with current Corporate Governance Guidelines prior to the end of the calendar year.

FINANCE OVERVIEW

As at 30 June 2003, the Company had:

- cash and cash equivalent on hand of approximately A$15 million;
- US$170 million of private placement notes outstanding with an A$ value of A$255 million; and
- A$ facilities drawn reduced to $40 million (available undrawn facilities increased to A$57 million).

During the quarter the Company sold the Tarmoola mine fleet, which it had acquired as part of the PacMin acquisition, to a major mining contractor. The fleet is continuing to operate at Tarmoola and the Company will now have greater flexibility in matching mine fleet requirements to future mine plans at Tarmoola.

The sale generated a small accounting profit, reduced finance lease liabilities by A$19 million on the Balance Sheet and increased drawdowns on A$ facilities by A$7 million.

HEDGING

The Company's hedging policies remain in place to secure the revenue streams for both the Gold and Minerals divisions through appropriately structured gold and foreign exchange hedging instruments.

From time to time opportunities will arise to simplify, better match or reduce the level of commitments as part of the overall risk management strategy and practices.

The current quarter continued to see reductions in both the gold and foreign exchange hedge books.

GOLD HEDGE BOOK

A summary of the hedge position at 30 June 2003 is as follows:

Sons of Gwalia Gold Hedging Summary

		A$ Contracts	US$ Contracts	Total
Put Options	oz	2,002,229	Nil	2,002,229
Convertible Puts / Forwards	oz	209,760	Nil	209,760
Forward Sales	oz	891,355	100,000	991,355
Average Hedged Price/oz	$	583	368	-

In addition, the Company has granted 570,510 ounces in calls and 128,700 ounces in contingent calls. The contingent calls will only come into existence if the spot price exceeds A$540 at particular, specified dates in the future. Also outstanding at 30 June 2003 were 96,000 ounces in sold puts granted by the Company at a strike of US$380 per ounce. These puts potentially reduce the Company's hedging commitments at prices below US$380, as the Company would be obliged to purchase gold in settlement of each position.

The Company produced 168,960 ounces during the quarter, which it delivered into hedges at an average price of A$617 per ounce. The Company's full-year production of 577,702 ounces was delivered at an average price of A$602 per ounce. The target price for 2003/2004 is in the range of A$590 - $600/ounce.

The mark to market value of the hedge and options book at 30 June 2003 was negative A$140 million. This calculation was based on a spot gold price of A$519 per ounce (US$346.00 gold price and A$/US$0.6661 exchange rate).

\ table of the Company's gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

FOREIGN EXCHANGE

The current quarter saw the Company deliver USD revenue into scheduled hedge positions as they fell due. Further reductions in the overall foreign exchange hedge book resulted from the recent strength in the A$/US$ exchange rate which knocked out various contingent positions and provided other opportunities for reductions as part of the ongoing management of the overall hedge book. All restructuring costs are included in the average hedge rate set out in the table below.

A summary of the Company's foreign exchange hedge book at 30 June 2003 is presented below –

	Hedging Commitments (US$ millions)			
	FY2004	FY2005	FY2006	FY2007-09
Hedging Commitments				
Forwards	73.4	4.0	44.1	248.1
Sold US$ Calls	30.5	25.0	-	34.0
Potential Commitments				
Sold Contingent US$ Calls[i]	48.4	187.6	84.6	-
Maximum Potential Hedging	152.3	216.6	128.7	282.1
Average Rate	0.6950	0.6900	0.7100	0.7050

(i) Contingent positions are structured so that if the A$/US$ spot rate is above the applicable barrier levels at specified dates in the future, each contingent position will no longer exist. The future delivery rates would therefore vary from the above table if and when these contingent positions no longer exist. The relevant amounts and barrier levels for this class of commitment are:

	Contingent Positions			
	Barrier level	FY2004	FY2005	FY2006
Sold amount (US$ millions)	0.57-0.59	20.0	76.0	20.0
Sold amount (US$ millions)	0.62-0.65	28.4	111.6	64.6

The mark to market value of the foreign exchange hedge and options book at 30 June 2003 was negative A$136 million. This calculation was based on a spot exchange rate of A$/US$0.6661.

There are no margin calls in relation to any of the Company's gold or foreign exchange hedging programmes.

Gold Hedging Schedule at 30 June 2003

		2003/04	2004/05	2005/06	2006/07	Balance	Total
GOLD SOLD							
Forward Sales							
A$ denominated		109,246	207,175	151,767	86,867	336,300	891,355
ENRP		521	541	528	519	559	541
US$ denominated		62,600	37,400	-	-	-	100,000
ENRP		368	368	-	-	-	368
Put Options Purchased							
A$ denominated		338,063	257,500	428,333	384,333	594,000	2,002,229
ENRP		585	594	598	602	629	604
Convertible Puts							
A$ denominated		-	-	-	30,000	-	30,000
ENRP		-	-	-	640	-	640
Convertible Forwards							
A$ denominated		-	29,960	29,960	29,960	89,880	179,760
ENRP		-	600	600	600	600	600
Calls Sold							
A$ denominated		120,250	88,760	153,100	96,600	111,800	570,510
ENRP		543	562	561	558	575	560
US$ denominated		-	-	-	-	-	-
ENRP		-	-	-	-	-	-
Contingent Calls Sold							
A$ denominated		42,900	42,900	42,900	-	-	128,700
Strike		525	525	525	-	-	525
Trigger		540	540	540	-	-	540
GOLD PURCHASED							
Put Options Sold							
US$ denominated		-	72,000	24,000	-	-	96,000
ENRP		-	380	380	-	-	380
Commitments (excl Gold Purchased)							
Committed ounces – A$ hedging	(1)	272,396	368,795	377,727	243,427	537,980	1,800,325
ENRP / Strike A$/oz		531	549	547	559	569	553
Committed ounces – US$ hedging	(1)	62,600	37,400	-	-	-	100,000
ENRP / Strike US$/oz		368	368	-	-	-	368
Uncommitted – A$ hedging	(2)	338,063	257,500	428,333	384,333	594,000	2,002,229
ENRP / Strike A$/oz		585	594	598	602	629	604
Total committed / uncommitted	(3)	673,059	663,695	806,060	627,760	1,131,980	3,902,554

ENRP is after allowing for gold lease rates at an average of 1.25% on 2,056,471 ounces. Of the remaining hedges, 1,406,531 ounces are hedged at fully fixed gold lease rates and 439,552 ounces are hedged on an indexed lease rate basis.

(i) Committed ounces comprise forward sales, convertible puts and forwards and sold calls

(ii) Uncommitted hedging comprises puts.

(iii) The mark-to-market value of the gold hedge book at 30 Jun 2003 was negative A$140 million.

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
C J Lalor	Executive Director – Services
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M D Bale	General Mgr, Minerals
P C Lockyer	Exec General Manager, Operations (Acting)
D A Paull	Exec General Mgr, Business Development and Marketing
S T Pearce	Exec General Mgr, Finance
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 166,757,188 shares.

Major Shareholders

Teck Cominco Limited
Franklin Templeton Group
Cabot Corporation

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA
Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Registered and Principal Office

16 Parliament Place
West Perth WA 6005
Tel: (618) 9263 5555
Fax: (618) 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Jnless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
David Paull – Exec General Manager, Business Development and Marketing
Stephen Thomas – Manager, Investor Relations

This Report is also available on our website: www.sog.com.au

17.07.03

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000
Tel: (612) 9923 2446
Fax: (612) 9923 1130
Email: email@australiangold.org.au

MARKET Release

GWALIA

SONS OF GWALIA LTD. ANNOUNCES RESULTS AND OUTCOMES OF STRATEGIC REVIEW OF ITS GOLD DIVISION AND PERTH OFFICE STRUCTURE

Sons of Gwalia Ltd. ("the Company") today announced the outcomes of the strategic review of its Gold Division and Head Office structure and overhead. The Company said that the review was conducted by external consultants in conjunction with senior Company personnel and had involved wide-ranging discussions with Head Office and site-based staff.

KEY OUTCOMES OF THE STRATEGIC REVIEW

- A new Operating Model for the gold business with most ancillary functions moved to and centralised in Perth office.
- Minesites to focus on achieving physical production of gold in line with agreed forecasts and targeted costs.
- Sustainable cost efficiencies to be implemented and achieved from a new Operating Model. Cost savings of $10 million anticipated in 2003 - 2004 financial year with additional performance related benefits in the future.
- Reduction of approximately 100 personnel in the Gold Division and Head Office resulting in a one time redundancy provision of approximately $3 million before tax in the 2002-2003 financial year.
- Re-structuring of Exploration and Resource Development with both divisions to be amalgamated and based in Perth and a renewed commitment to exploration on the Company's key landbanks and mines.
- Improved capital expenditure guidelines and policies to be implemented.
- New Executive Management structure and senior personnel changes.
- Composition and structure of the Board of Directors to be reviewed over the next three months to ensure ongoing compliance with Corporate Governance standards.

NEW OPERATING MODEL FOR GOLD BUSINESS AND HEAD OFFICE

The Company's Executive Chairman, Mr Peter Lalor, said: "Over the last two - three years, many ancillary functions have incrementally moved to our gold Minesites. Under the new model, functions such as longer term mine planning, feasibility studies and exploration will be carried out at Head Office. This will enable our Minesite-based teams to concentrate on achieving gold production targets and costs and to ensure greater control of capital and operating costs from Head Office."

"Moving forward, we want to concentrate on a leaner, performance-based model driven by a team-based strategy."

SUSTAINABLE COST EFFICIENCIES

The Company anticipates significant cost savings and other financial benefits from a new Operating Model. This will result from a combination of a substantial reduction of approximately 100 people in the Gold Division and Head Office and performance related benefits which will flow from the implementation of the new Operating Model.

Mr Lalor said: "Our costs in our Gold Division have simply been too high and our returns from investment less than anticipated. The challenge is to reduce our costs and we are targeting a 10 per cent reduction in our cash costs per ounce over the next 12 months."

Key areas to be targeted are site-based overheads and staffing levels, roster arrangements and costs, supply chain procurement programmes, productivity improvements from installation and updating of information technology infrastructure and improved grade to reserve reconciliation resulting from improved operating practices.

"We anticipate cost savings of approximately $10 million in the 2003-2004 year resulting from the redundancies and related overhead reductions. We would anticipate further financial benefits will flow from improved operating performance in the Gold Division, both from cost reductions and improved grade to reserve reconciliation", Mr Lalor said.

EXPLORATION AND RESOURCE DEVELOPMENT TO BE AMALGAMATED

Currently, these two functions operate separately from both Minesites and Head Office. Mr Lalor said: "The amalgamation of these two functions, based out of Perth, will result in reduced personnel costs and overheads and a much greater focus on our key targets and objectives."

"We have renewed our commitment to exploration in our main areas of interest and will have a greater focus on exploring and increasing resources at our mines and existing landbanks" he said.

IMPROVED CAPITAL EXPENDITURE GUIDELINES AND CONTROLS

Another of the key initiatives to be implemented as a result of the strategic review is the establishment of much clearer capital expenditure guidelines and controls. These will focus on management of capital expenditure in terms of amount, timing and return on funds employed.

INFORMATION TECHNOLOGY UPGRADE

An integral part of the new Operating Model will be a substantial investment by the Company in information technology and infrastructures. This will increase both the quality and level of information technology throughout the Group with particular emphasis on the on-line capacity and communication levels between the Minesites and Perth Office in respect of relevant data.

GOLD DIVISION PLAN FOR 2003-2004 YEAR

The Company is yet to finalise the 2003-2004 Gold Division plan pending the finalisation of the current drilling programme and evaluation at the Tarmoola Mine. These results and the outcomes from the strategic review will both be incorporated into the plan as soon as possible.

NEW EXECUTIVE MANAGEMENT STRUCTURE

Mr Lalor said: "We have simplified our top line of Management and created two new key positions. One will be responsible for Operations and the other for the discovery, delineation and economic evaluation of our Resources. These are areas where we need to improve and hopefully the implementation of this new management structure, with emphasis on these areas, will provide improved performance and results."

A new Managing Director will be appointed as soon as possible and six Executive General Managers will report to the Managing Director under the new operation. This will include the two new appointments in Operations and Resources. The new structure will be:

- Executive General Manager - Operations (TBA)
- Executive General Manager - Resources (TBA)
- Executive General Manager - Finance (Stephen Pearce)
- Executive General Manager - Business Development and Marketing (David Paull)
- Executive Director - Services (Chris Lalor)
- Executive General Manager - Human Resources (Jeff Mackie)

The Managing Director and the six Executive General Managers will constitute an Executive Committee which will work closely with the Board of Directors.

CORPORATE GOVERNANCE

The Company will review the composition and structure of its Board of Directors over the next few months to ensure compliance with Corporate Governance guidelines. The Company envisages changes in this area which will result in an increased number of non-executive Directors and a non-executive Chairman, in due course.

CONCLUSION

The Company said that it was confident that the strategic initiatives outlined would significantly improve the performance of the Company and its gold business. Mr Lalor said: "These initiatives are practical, aimed at improved performance and will provide immediate benefits. The challenge for all of our staff is to implement these changes as soon as possible and to achieve the outcomes we have set ourselves over the next financial year."

For more information please contact:

Peter Lalor, Executive Chairman
David Paull - General Manager, Business Development & Marketing
Stephen Thomas - Manager - Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

GWALIA

NORTH AMERICAN & EUROPEAN INVESTOR UPDATE

Presented by:

Peter Lalor - Executive Chairman
Stephen Pearce - CFO
Stephen Thomas - IR Manager

11-20 June 2003

PRESENTATION OVERVIEW

- Introduction
- Advanced Minerals Division
- Gold Business
- Corporate
- The Challenges Ahead
- Summary & Outlook

SONS OF GWALIA LTD

SONS OF GWALIA - A DIVERSIFIED MINER

- Advanced Minerals Division
  - - world class tantalum business +50% of world demand
- Gold Business
  - - third largest Australian domiciled gold producer
- Market capitalisation = US$230 million
- Annual revenues = +US$300 million pa

A diversified resources company focused on earnings underpinned by margins

SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION

- Wodgina
- Greenbushes

Tantalum
Lithium
Tin
Mineral sands

SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION
A WORLD CLASS TANTALUM BUSINESS


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Lbs Ta2O5
80%
70%
60%
50%
40%
30%
20%
10%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Tantalum Sales (lbs Ta2O5)
% of World Needs

SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION


Port Hedland
Wodgina
Kalgoorlie
Perth
Greenbushes
Murray Basin JV

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

WODGINA

- Anticipate production of ~1.0 million lbs for 2002/03
- Operating at 90% of nameplate capacity - annualised at 1.3 million lbs
- Zero based cost restructuring program continues



Now the largest lowest cost hard rock tantalum mine in the world

SONS OF GWALIA LTD

GREENBUSHES

- Anticipate production ~1.0 million lbs for 2002/03
- Zero based cost restructuring programme largely completed
- Underground development deferred
- Lithium business operating at record levels



Now the second largest hard rock tantalum mine by production

SONS OF GWALIA LTD

TANTALUM SUPPLY CHAIN


Sons of Gwalia +50%
TANTALUM CONCENTRATE
METAL POWDERS - WIRE - OXIDES
HC Starck/Bayer GP
Cabot Corp
85%
China - 10%
Other - 5%
CAPACITORS - ALLOYS
Kemet, AVX, Vishay, General Electric, etc.
ELECTRONICS - TELECOM - AEROSPACE - TURBINES
Sony, Toshiba, Nokia, Ericsson, Motorola, Samsung, LG, Acer, Matsushita, Panasonic, Intel, IBM, Dell, Compaq

SONS OF GWALIA LTD

TANTALUM MARKET STRATEGY

- Tantalum sold to Cabot Corporation and Bayer Group (HC Starck) under long-term, fixed price and quantity contracts
- SGW, due to its dominant asset and product position, is the base load supplier to the global industry
- +50% of global reserves
- Other tantalum production sources highly fragmented and small

SONS OF GWALIA LTD

TANTALUM PRODUCT SHIPMENTS - 2002e


Metallurgical powder, Unwrought metal & Scrap
Carbides
Ta2O5, K2TaF7 chemicals
Tantalum Ingot
Mill products
Capacitor powder

Source: Tantalum-Niobium International Study Centre (TIC)

SONS OF GWALIA LTD

TANTALUM MARKETS

Electronics

- Ta capacitor sales volumes are stable but under 1999 and 2000 levels
- Distributors have largely completed de-stocking activity
- High demand for Low ESR Ta chip capacitors
- 2004 expected to see double digit growth

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

TANTALUM MARKETS

Super Alloys

- Aviation demand expected to recover in second half of 2003
- Power systems still flat

Mill Products

- Stable offtake outlook

SGW currently supplies ~55% of Global Tantalum Demand

GOLD DIVISION

- Southern Cross
- South Laverton
- Leonora

GOLD PRODUCTION & CASH COSTS 1993 - 2003


600,000
500,000
400,000
300,000
200,000
100,000
0
Ounces
300
250
200
150
100
50
0
US$/oz
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Gold Production
Cash Cost per ounce

GOLD BUSINESS - CHALLENGES BEING CONFRONTED

- Cost structure remains too high - with an overall poor operational performance
- Review of structure & cost base of gold division and Perth office in progress
- Anticipate meeting forecast of 545-560,000 ounces of gold at cash costs of ~US$300/oz for 2002/03
- Average price received US$387/oz for a margin of ~US$87/oz

GOLD BUSINESS - WHERE IS THE VALUE?

- Third largest Australian gold producer
- Significant land positions and exploration potential in key gold regions
  - Southern Cross
  - Laverton
  - Leonora
- Large Resource Base:
  - 3 million ozs in advanced projects in a 10 million ozs resource base
- Large, 'modern', centralised treatment facilities
- Opportunities to add incremental value to existing operations

SOUTHERN CROSS REGION


Golden Pig
Cornishman
Marvel Loch
Yilgarn Star
Bounty
Blue Haze
100km
N
25km

- 5,000km² of prospective ground
- Central 2.6Mtpa processing facility
- Open cut & underground ore sources
- Reserves: 1.2Moz
- Resources: 1.6Moz

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

SOUTHERN CROSS OPERATIONS


South Pit
Centre Pit
North Pit
Marvel Loch Pit

Major Ore Sources:

- Marvel Loch open pit & South Pit Extension Project ('in-wall' ramp)
- Staged and self-funding of Marvel Loch underground
- Golden Pig U/G
- Cornishman
- Anticipate production of approximately 200,000oz pa

SONS OF GWALIA LTD

MARVEL LOCH UNDERGROUND MINE

LONG SECTION


South Pit
Center Pit
North Pit
surface
500m Below
Surface RL
10 000 N
10 500 N
11 500 N

SONS OF GWALIA LTD

MARVEL LOCH PROPOSED UNDERGROUND MINE

Long Section


South
North
South Pit
Centre Pit
North Pit
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
Tunnel Portal
250m
500m
750m
g.m Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30
250m

SONS OF GWALIA LTD

LAVERTON REGION


Sunrise Dam
Red October
Safari Bore
Deep South
Porphyry
Twin Peaks
Monty Dam
Laverton Tectonic Zone
Carosue Dam
100km
25km

- 3,000km² tenements
- Reserves: 1.0M oz
- Resources: 1.8M oz
- Large, new mill
- Excellent opportunities to add value through satellite operations
  - Safari Bore
  - Deep South
  - Red October

SONS OF GWALIA LTD

RED OCTOBER - LONG SECTION


South
North
14m@20.66g/t Au
17m@14.53g/t Au
7m@36.85g/t Au
9m@25.11g/t Au
11m@24.98g/t Au
Target
0m
250m
500m
750m
g.m Gold
1 - 5
5 - 10
10 - 20
20 - 50
> 50
250m

SONS OF GWALIA LTD

RED OCTOBER UNDERGROUND


Resource Grades
>20
15-20
10-15
5-10
0-5
100m

Resource of 0.55Mt grading 12.5g/t (224,000oz)

Mineralisation open at depth and along strike

Significant upside potential

SONS OF GWALIA LTD

LEONORA REGION


50km
Wonder
Tarmoola
Sons of Gwalia
Gwalia Deeps
25km

- 2,200km^2 of prospective ground
- The Sons of Gwalia mine and mill to close in September
- Tarmoola mine under review
- Gwalia Deeps 1.6M oz pre-feasibility status

SONS OF GWALIA LTD

GWALIA DEEPS

- Gwalia past production of 2.5Moz U/G & 1.3Moz O/C
- Staged development- stage 1 US$33-36M stage 2 US$45M
- 120-150,000oz pa US$220/oz cash cost +10 year mine life
- Open down dip & to the north


GWALIA UNDERGROUND
INTERMEDIATE ZONE
Historic Workings
-1100M
GWALIA DEEPS
-1500M

SONS OF GWALIA LTD

GWALIA DEEPS INFERRED MINERAL RESOURCE


HISTORIC WORKINGS
N
200m
1075mVD contour
Proterozoic Dyke
Resource Potential Northern Boundary Not Defined
500mVD contour
Resource Potential Open at Depth
1550mVD contour

BALANCE SHEET - 31 March 2003

- Cash & cash equivalents of US$21 million
- US$170 million private placement notes outstanding; repayable over period from 2006 to 2011
- A$ facilities drawn to US$39 million

Anticipate reasonable cash and available facilities at 30 June 2003

SONS OF GWALIA LTD

FOREIGN EXCHANGE HEDGING - STRATEGY

- Policies remain to secure revenue stream through appropriately structured hedging instruments
- The recent restructuring continues to improve and simplify hedge book
- Restructuring has had dual effect of matching US$ revenues with currency commitments and also enable some delivery into spot market
- Total FX hedge book reduced by US$146.5 million - recent strength in A$/US$ provided opportunities

SONS OF GWALIA LTD

FOREIGN EXCHANGE HEDGING - 31 MARCH

	Balance		US$M	
	02/03	03/04	04/05	06-09
Forwards		78.7	4.0	505.2
US$ Calls	12.9	30.5	25.0	34.0
Total Commitments	12.9	109.2	29.0	539.2
Contingent Positions	-	48.4	212.9	91.2
	12.9	157.6	241.9	630.7
Average Exchange Rates	0.7400	0.6850	0.6754	0.6920

Hedge book consists of committed positions and contingent positions which may/may not exist depending on future FX rates

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 email: gwalia@sog.com.au website: http://www.sog.com.au

FOREIGN EXCHANGE HEDGING

- US$ revenues sourced from tantalum, lithium, gold and mineral sands
- At current exchange rates no mismatch for balance of FY 2002/03 or FY 2003/04

Contingent Positions (& 'triggers')			
FY2003	FY2004	FY2005	FY06-09
- -	- -	USS61M 57¢	USS7M 55c
- -	USS20M 59¢	USS40M 59¢	USS20m 59¢
- -	USS28M 64¢	USS112M 62- 65¢	USS65M 65¢

SONS OF GWALIA LTD

GOLD HEDGING - STRATEGY

- Ongoing review / management to take advantage of movements in the A$ gold price.
- Total hedge book reduced by 1.03 million oz ; with committed positions reduced by 0.81 million oz
- Successfully worked with counterparties to restructure call options and more complex variable price positions were removed

SONS OF GWALIA LTD

GOLD HEDGING - 31 MARCH SUMMARY

	A$ Contracts	US$ Contracts	Total
Put Options (oz)	2,040,916	Nil	2,040,916
Convert Puts / Forwards	399,760	Nil	399,760
Forward Sales (oz)	1,065,258	106,000	1,171,2581

Given the current structure & pricing of the hedge book, the Company anticipates realising a gold price in future years of approximately US$380-$390/oz

SONS OF GWALIA LTD

THE CHALLENGES AHEAD

- Review of the structure & cost base of both the gold business and Perth office
- To maintain volumes and earnings from the tantalum business
- Ongoing review and restructure of gold and FX hedge books
- Prudent capital allocation to balance the cash requirements of attractive development projects with available cash flow

SONS OF GWALIA LTD

SUMMARY & OUTLOOK

- Stronger second half financial results due to increased and more profitable gold production
- Anticipate cash & available facilities will be at reasonable levels at 30 June
- Tantalum production of ~2 million lbs and early signs of improvement in tantalum markets
- New gold projects such as Marvel Loch U/G and Gwalia Deeps provide for longer-term growth and improved costs and profits from the gold division

SONS OF GWALIA LTD

Telephone: + 61 8 9263 5555 *email: gwalia@sog.com.au* *website: http://www.sog.com.au*